FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2004

Telefonica Holding of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica Holding de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.	Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2004 and as of December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003.

English translation of the report originally issued in

Spanish, except for references to note 10, the addition of the paragraph included as chapter 5 of this report and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

LIMITED REVIEW REPORT OF

INDEPENDENT PUBLIC ACCOUNTANTS

ON INTERIM FINANCIAL STATEMENTS

To the Board of Directors of

TELEFONICA HOLDING DE ARGENTINA S.A.

Av. Ingeniero Huergo 723, Planta Baja

Ciudad Autónoma de Buenos Aires

1.	Identification of the financial statements subject to a limited review

a)	We have reviewed the balance sheet of Telefónica Holding de Argentina S.A. (“the Company” - an Argentine Corporation) as of March 31, 2004 and the related statements of operations, changes in shareholders’ equity and cash flows for the three-month period ended on such date, together with their Notes 1 to 10 and Exhibits C, E, G and H, stated in millions of pesos.

b)	We have also reviewed the supplementary information presented in Chart I, consisting in the consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) as of March 31, 2004 and the related consolidated statements of operations and cash flows for the three-month period ended on such date, together with their Notes 1 to 19 and Exhibits A to H, stated in millions of pesos.

The financial statements and other documents mentioned above constitute information prepared and issued by the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on them, based on the review we conducted within the scope mentioned in chapter 2.

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2.	Scope of work

Our review was limited to the application of the procedures set forth by generally accepted auditing standards in Argentina, as adopted by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) for a limited review of interim financial statements.

Such standards establish a scope that is substantially less than all auditing procedures necessary to express a professional opinion on the financial statements taken as a whole. The referred standards for a limited review consist principally of applying analytical procedures to financial data included in the financial statements and making inquiries of Company’s officials responsible for the preparation of the information included in the financial statements.

Consequently, we do not express an opinion on the Company’s financial position as of March 31, 2004 or on the results of operations, changes in shareholders’ equity and cash flows for the three-month period ended on such date. Likewise, we do not express an opinion on the Company’s consolidated financial position as of March 31, 2004 or on the consolidated results of operations and cash flows for the three-month period ended on such date.

We have not reviewed the financial statements of Telinver S.A. as of March 31, 2004, which were used by Telefónica de Argentina S.A. (“Telefónica”, a company over which the Company has indirect joint control) to value its investment in such subsidiary by the equity method and to prepare the consolidated financial statements of Telefónica with its subsidiary as of March 31, 2004. The negative equity interest in Telinver S.A., which is net under the caption Noncurrent investments of the accompanying unconsolidated financial statements, amounts to $12 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.) as of March 31, 2004 and the net loss of Telinver S.A. computed in the financial statements for the investment in such company amounts to $1 million (amount calculated considering the Company’s indirect ownership interest in Telinver S.A.). The financial statements of Telinver S.A. were reviewed by other auditors who issued a review report, which has been provided to us by the Company, dated April 30, 2004, with an observation relating to uncertainty about Telinver S.A.’s ability to continue as a going concern. Therefore, chapter 4 of this report, with regard to Telinver S.A.’s figures, is based on the report of those auditors.

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3.	Explanatory paragraphs

a)	In note 2.2 to the accompanying unconsolidated financial statements reference is made to the evaluations and estimates made by the Company’s Management as of the date of preparation of the financial statements as of March 31, 2004, with regard to the measures implemented by the Argentine Government to deal with the economic crisis therein mentioned. Future final results may differ from those evaluations and estimates. The accompanying financial statements should be read considering these circumstances.

As described in note 9.1 to the accompanying consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. In note 4 to the accompanying consolidated financial statements, the Company describes several initiatives of Telefónica, including some exceptional measures Telefónica’s Management has taken to mitigate up to date the current impact of this situation. However, whether the participation of the Company in the amount booked of fixed assets and minimum presumed income tax credit by Telefónica as of March 31, 2004 of $2,298 million and $31 million, respectively, and the ownership interest in the booked amounts of goodwill related to that investment as of March 31, 2004 of $679 million, are fully recoverable, as well as any consequence that might exist on Telefónica’s, Cointel’s and the Company’s operations, will depend on the effect that the final outcome of such renegotiation may have on Telefónica’s economic and financial equation and, consequently, on Cointel and the Company. As of March 31, 2004 current assets are lower than current liabilities in $1,704 million, the latter including approximately 99.7% ($1,727 million) of debt owed to the Company‘s controlling company. Additionally, as of March 31, 2004 Cointel‘s consolidated current assets are lower than Cointel‘s consolidated current liabilities in $2,989 million, the latter including approximately 66% ($2,414 million) of debt owed to the Company’s controlling company. The Company’s, Cointel’s and Telefónica’s ability to meet their short-term liabilities will depend on the controlling company‘s continued refinancing of the loans granted to the above-mentioned companies, or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts. Likewise, as described in Note 8 to the unconsolidated financial statements, the Company has a negative shareholders’ equity amounting to $797 million as of March 31, 2004 and the Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain beyond the suspension of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, its shareholders will decide to capitalize the Company in order to restore its capital stock, or that the Company, consequently, will be able to maintain the normal course of its operations.

3

The financial statements of the Company, Cointel and Telefónica as of March 31, 2004 have been prepared assuming that such companies will continue as a going concern. The situation described above raises substantial doubt about the ability of such companies to continue as a going concern. The financial statements as of March 31, 2004 do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.

b)	The unconsolidated and consolidated balance sheets as of March 31, 2004 as well as the related additional disclosures are presented in comparative form with figures as of December 31, 2003. On February 11, 2004, we have issued our audit report on the Company’s financial statements as of December 31, 2003, expressing a qualified opinion due to uncertainties about (i) the recoverability of the booked value of certain assets of the Company related to its investment in Cointel, (ii) the Company’s, Cointel’s and Telefónica’s ability to continue as a going concern (see section a) of this chapter). Such audit report also stated that our opinion, with respect to the Telinver S.A.’s figures as of December 31, 2003, was based on the report of other auditors dated January 30, 2004, expressing a qualified opinion due to uncertainty about Telinver´s ability to continue as a going concern (see fourth paragraph of chapter 2 of this report). The abovementioned audit report also expressed that the Company calculated that had it restated for inflation the financial statements as of December 31, 2003 as required by professional accounting principles, which differ in this respect from the corresponding rules of the Comisión Nacional de Valores (“CNV”), net income and negative shareholders’ equity for the fiscal year ended on such date would have amounted to $134 million and $874 million, respectively.

Furthermore, the unconsolidated and consolidated statements of operations, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2004 as well as the related additional disclosures are presented in comparative form with the figures for the same period of the preceding fiscal year. On May 13, 2003, we have issued our limited review report on the Company’s financial statements for the three-month period ended March 31, 2003, with observations about the existence of the above-mentioned conditions of uncertainty.

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4.	Limited review report

Based on our review, conducted as described in chapter 2 of this report, which did not include all the procedures necessary to enable us to express an opinion on the financial statements that were subject to the review, we are able to report that:

a)	the unconsolidated and consolidated financial statements as of March 31, 2004 referred to in chapter 1 of this report, take into account all the material facts and circumstances of which we are aware, and

b)	subject to the final outcome of the situations described in section a) of chapter 3 and the fourth paragraph of chapter 2, we have no other observations on the aforementioned financial statements.

5.	As explained in note 10 to the unconsolidated financial statements, the accompanying financial statements are the English translation of those originally issued in Spanish and are presented in accordance with generally accepted accounting principles in Argentina approved by the CPCECABA as adopted by the CNV (“Argentine GAAP”). Certain accounting practices of the Company used in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, May 10, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO A. ALLEMAND
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 103 – F° 223

5

Item 1.

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s

Discussion and Analysis of Financial

Condition and Results of Operations

as of March 31, 2004 and as of December 31, 2003

and for the three-month periods ended March 31, 2004 and 2003

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires

FISCAL YEAR No. 29

BEGINNING JANUARY 1, 2004

FINANCIAL STATEMENTS AS OF MARCH 31, 2004

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

•	Of the articles of incorporation: October 25, 1976.

•	Of the last change to the bylaws: March 31, 2004 (1).

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires.

Principal business: Holding Company.

Controlling shareholding percentage of the Company’s capital stock: 99.96%. (See Note 7.1. to the unconsolidated financial statements)

Controlling shareholding percentage of the Company’s total votes: 99.97%.

Capital structure: See Note 7.1. to the unconsolidated financial statements.

(1)	See Note 7.2. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated Financial Statements as of March 31, 2004 and as of December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

Amounts stated in millions of Argentine pesos restated as

described in Note 2.1. to the unconsolidated financial statements

	March 2004	December 2003
CURRENT ASSETS
Cash and banks (Note 3.1.a)	7	9
Investments (Exhibit D)	135	168
Trade receivables (Note 3.1.b)	112	125
Other receivables (Note 3.1.c)	87	91
Inventories (Note 3.1.d)	11	7
Other assets (Note 3.1.e)	2	2

Total current assets	354	402

NONCURRENT ASSETS
Trade receivables (Note 3.1.b)	6	6
Other receivables (Note 3.1.c)	65	59
Investments (Exhibit C)	8	9
Fixed assets (Exhibit A)	3,551	3,671
Intangible assets (Exhibit B)	40	41

Subtotal noncurrent assets	3,670	3,786
Goodwill on investment in companies (Note 3.1.f)	679	692

Total noncurrent assets	4,349	4,478

Total assets	4,703	4,880

CURRENT LIABILITIES
Trade payables (Note 3.1.g)	199	210
Bank and other financial payables (Note 3.1.h)	3,241	3,373
Payroll and social security taxes payable (Note 3.1.i)	29	37
Taxes payable (Note 3.1.j)	42	42
Other payables (Note 3.1.k)	38	40
Reserves (Exhibit E)	2	2

Total current liabilities	3,551	3,704

NONCURRENT LIABILITIES
Trade payables (Note 3.1.g)	34	35
Bank and other financial payables (Note 3.1.h)	1,249	1,299
Payroll and social security taxes payable (Note 3.1.i)	9	9
Other payables (Note 3.1.k)	17	23
Reserves (Exhibit E)	114	110

Total noncurrent liabilities	1,423	1,476

Total liabilities	4,974	5,180
MINORITY INTEREST IN TELEFONICA	502	489
COINTEL’S PREFERRED CAPITAL STOCK AND ACCUMULATED PREFERRED DIVIDENDS (Note 6.)	24	23
SHAREHOLDERS’ EQUITY	(797)	(812)

Total liabilities, minority interest in Telefónica, Cointel’s preferred capital stock and shareholders’ equity	4,703	4,880

(1)	See Note 2.4. to the unconsolidated financial statements.

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2004 AND 2003 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	March 2004	March 2003
NET REVENUES	352	306

COST OF SERVICES PROVIDED (Note 3.1.l) to the consolidated financial statements)	(233)	(240)

Gross profit	119	66

ADMINISTRATIVE EXPENSES (Exhibit H)	(42)	(47)

SELLING EXPENSES (Exhibit H)	(24)	(22)

DEPRECIATION OF GOODWILL (Note 3.1.f.) to the consolidated financial statements)	(13)	(13)

OTHER INCOME RELATING TO SECTION 33 BUSINESS ASSOCIATION LAW COMPANIES AND RELATED PARTIES, NET (Notes 2.2.g) and 5.a). to the unconsolidated financial statements)	8	15

Subtotal	48	(1)

LOSS ON EQUITY INVESTMENTS	—	(1)

HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS, NET (2)
Exchange differences	(5)	(38)
Interest and financial charges	3	11
Holding gains Patriotic Bond (Exhibit E)	1	—
Inflation loss on monetary accounts	—	(1)
Other (see Note 3.1.m) to the consolidated financial statements)	—	(1)

HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (3)
Exchange differences	109	693
Interest and financial charges	(117)	(131)
Inflation gain on monetary accounts	—	2
Holding losses derivative instruments	(5)	4
Other (see Note 3.1.m) to the consolidated financial statements)	(2)	(3)

OTHER EXPENSES, NET (Exhibit H)	(4)	(11)

Net income for the period before income tax, tax on minimum presumed income and minority interest in Telefónica	28	523

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.1.k) to the consolidated financial statements)	—	—

MINORITY INTEREST IN TELEFONICA	(13)	(99)

Net income for the period	15	424

Net earnings per share for the period (4)	0.04	1.05

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	Corresponds mainly to current investments, trade receivables, other receivables and inventories.
(3)	Corresponds mainly to trade payables, bank and other financial payables and other payables.
(4)	Basic and diluted earnings per share. See Note 2.2.h) to the unconsolidated financial statements.

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (2)

Amounts stated in millions of Argentine pesos restated as described in Note 2.1. to the unconsolidated financial statements

	March 2004	March 2003
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period	142	263
Cash and cash equivalents at beginning of year	177	203

(Decrease)/ Increase in cash and cash equivalents	(35)	60

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income for the period	15	424
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Financial expenses (3)	(1)	(564)
Depreciation of fixed assets	147	161
Material consumption	4	5
Depreciation of intangible assets	2	2
Depreciation of goodwill	13	13
Cost of goods sold	2	2
Holding losses/(gains) derivatives instruments	5	(4)
Increase in allowances and reserves (4)	12	13
Loss on equity investments	—	1
Holding losses in inventories	—	1
Minority interest in Telefónica	13	99
Changes in assets and liabilities:
Trade receivables	6	36
Other receivables	(7)	19
Inventories	(7)	(3)
Trade payables	(17)	(13)
Payroll and social security taxes payable	(8)	(1)
Taxes payable	7	6
Other payables	(6)	(7)
Allowances and reserves	—	(1)
Interest collected	2	5
Payment of tax on minimum presumed income	(6)	—

Total cash flows from operating activities	176	194

Cash flows used in financing activities:
Increase in bank and other financial payables	21	23
Payment of bank and other financial payables	(144)	(56)
Payment of interest	(65)	(93)
Increase in intangible assets (5)	—	—

Total cash flows used in financing activities	(188)	(126)

Cash flows used in investing activities:
Purchases of fixed assets (6)	(23)	(8)

Total cash flows used in investing activities	(23)	(8)

Total (decrease) increase in cash and cash equivalents	(35)	60

(1)	Cash and Current investments with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 7 million and 135 million, respectively, as of March 31, 2004, (ii) 9 million and 168 million, respectively, as of December 31, 2003; (iii) 18 million and 245 million, respectively, as of March 31, 2003 and (iv) 26 million and 177 million, respectively, as of December 31, 2002 (cash at the beginning of the year).
(2)	See Note 2.4. to the unconsolidated financial statements.
(3)	Net of (4) million and (22) million in 2004 and 2003, respectively, corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency.
(4)	It does not include increases/decreases of allowances of deferred tax.
(5)	In 2004, net of 1 million financed by trade payables.
(6)	In 2004, net of 8 million financed by trade payables.

The accompanying Notes and supplementary statements (Notes 1 to 19 and Exhibits A to H) and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND COMPARATIVE INFORMATION

(Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1. to the unconsolidated financial statements.)

1.	BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. (“the Company”) discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of March 31, 2004 and as of December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest, line by line their balance sheets as of March 31, 2004 and as of December 31, 2003 and their statements of operations and cash flows for the three-month periods ended on March 31, 2004 and 2003, with the consolidated balance sheets as of March 31, 2004 and as of December 31, 2003, and the statements of operations and cash flows for the three-month periods ended on March 31, 2004 and 2003, respectively, included in the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and their subsidiaries Telefónica de Argentina S.A. (“Telefónica”) and Telinver S.A. (“Telinver”) over which the Company has joint control according to RT No. 5 (modified by RT No. 19).

Accounting standards set forth that in the case of seasonal businesses, the financial statements should also include, as comparative information, the balance sheet as of the same date of the previous year. In this regard, the Company understands that even though the cyclical nature of Telinver’s businesses might lead to considering them seasonal, such effect on the financial data disclosed in the consolidated financial statements as of December 31, 2003 is not significant.

Telefónica has decided not to include financial statements consolidated according to its equity interest (proportional consolidation method) with E-Commerce Latina S.A. (“E-Commerce”, related company) as supplementary information since the assets, liabilities and operations of such company are not significant. In Management’s opinion, the non presentation of the Company’s, Cointel’s and Telefónica’s financial statements consolidated in proportion to its equity interest with E-Commerce’s financial statements as of March 31, 2004 and as of December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003 does not constitute a material omission considering the Company’s, Cointel’s and Telefónica’s financial statements taken as a whole.

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company’s equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent to those used by the Company (See Note 2.2. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a)	Cash, banks and deposits:

•	In local currency: stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

•	In foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)	Current investments:

•	Investments in Mutual funds: have been valued at their net realizable value.

c)	Receivables and payables:

•	Trade receivables include services provided and settlements with foreign correspondents, both billed and accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

•	Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 8. to the consolidated financial statements) are accrued and recorded in the statement of operations by Telefónica during the year in which such increases occur.

•	“Patriotic Bond”: This bond has been valued for at its estimated recoverable value, recording an allowance for impairment as of March 31, 2004 and December 31, 2003 as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. The Company considered for the valuation of this bond the fair value of bonds in comparable situation (see Note 13.1. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

•	Tax Credit Certificates (“TCC”): were accounted for at face value in US dollars pesified at the rate of $1.40=US$ 1 plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which do not differ significantly from the measurement at the discounted value based on the rate of the instrument. Telefónica intends to hold the TCC until the related maturity date and apply them against future taxes (see Note 13.2. to the consolidated financial statements).

•	Universal Service contribution (see Note 15. to the consolidated financial statements): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the year in which its reimbursement is approved by such entity.

d)	Inventories:

Raw materials, telephony equipment, other equipment intended for sale (including telephone accessories and prepaid cards) and supplies: raw materials and supplies are related to paper for printing directories and have been accounted for at replacement cost, which does not exceed their estimated realizable value. Equipment have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Directories in edition process have been accounted for at their production cost adjusted for inflation as described in Note 2.1. to the unconsolidated financial statements. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e)	Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f)	Noncurrent investments:

Telefónica’s interest in E-Commerce as of March 31, 2004 and as of December 31, 2003 was accounted for by the equity method based on the financial statements as of such dates, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of March 31, 2004 and as of December 31, 2003. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see Note 17. to the consolidated financial statements). As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14. to the consolidated financial statements). Such certificates were valued at the subscription value paid by Cointel, given that the trust was set up on September 25, 2003 and they were still not listed as of March 31, 2004. They are expected to be recovered over a term in excess of one year.

g)	Fixed assets:

Fixed assets have been valued at their transfer price restated as described in Note 2.1. to the unconsolidated financial statements, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the three-month period ended March 31, 2004 and the fiscal year ended December 31, 2003 amounts to 1 million and 4 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica’s related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of Telefónica’s fixed assets as of March 31, 2004 of 2,298 million (amount calculated considering the Company’s indirect ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on Telefónica’s economic and financial equation, and consequently, on Cointel and on the Company. (See Note 9. to the consolidated financial statements).

h)	Intangible assets and goodwill on investment in companies:

In addition to what is described in Notes 2.2.b) and c) to the unconsolidated financial statements, intangible assets as of March 31, 2004 and as of December 31, 2003 correspond to:

•	Cointel’s goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel’s increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill’s booked value generated by the direct investment in Cointel and the indirect investment in Telefónica as of March 31, 2004 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely future cash flows, considering current information and Telefónica’s future service rates estimates. However, whether booked goodwill, as of March 31, 2004 in the amount of 679 million is fully recoverable, will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on the economic and financial equation of such companies.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

•	The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in Note 2.1. to the unconsolidated financial statements, and is depreciated by the straight-line method over a 10-year term.

•	Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

•	Deferred expenses are incurred in connection with the issuance of negotiable obligations have been restated as mentioned in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. These expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica’s negotiable obligations which are depreciated on a straight-line basis through maturity. (See Note 11. to the consolidated financial statements). The portion of expenses related to Telefónica’s original part of the issuance of negotiable obligations that has been settled in the exchange offer on August 7, 2003 has been fully amortized in the year ended December 31, 2003 based on the number of bonds actually exchanged through the referred exchange offer. (See Note 11. to the consolidated financial statements).

•	The licenses to use links have been valued at the acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method over 15 years, the term of the license.

•	The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated as from October 1, 1997 through September 30, 2007 and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

•	The non-competition clause has been valued at its acquisition cost and is depreciated by the application of the straight-line method in a 7-year period.

i)	Reserves:

During the normal course of business, Telefónica is subject to several labour, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica’s Management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of March 31, 2004, the amount booked for such purpose is 116 million.

j)	Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. Dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. Dollar for these obligations paying for this coverage a fixed percentage. In addition, Telefónica uses currency future contracts in order to eliminate fluctuation in the cash flows of its debts in US Dollars with respect to the Argentine Peso. Telefónica values the covered obligations at each period/year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

k)	Income tax and Tax on minimum presumed income:

Cointel and Telefónica record income tax by application of the deferred method, in accordance with the considerations described in Note 2.2.e) to the unconsolidated financial statements.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, Telefónica applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, taking into account the variables which affect the future taxable results, including the uncertainty related to the effect of the final outcome of the tariff re-negotiation (See Note 9. to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

According to Law No 25,561, which is described in Note 2.2.e) to the unconsolidated financial statements, Telefónica’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for each U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million will be computed for tax purposes in the year ended December 31, 2004, while 300 million will be carried forward and applied to offset taxes in equal amounts over the next two years. Cointel’s foreign exchange tax loss was approximately 122 million, of which approximately 54 million were computed for tax purposes until the year ended December 31, 2003, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

Additionally, as of December 31, 2003, Cointel, Telefónica and Telinver had a tax loss carryforward of approximately 3,801 million (1,330 million at 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges of the current year and subsequent years until 2007, according to Cointel’s financial statements. For the three-month period ended March 31, 2004, Cointel has estimated a tax loss carryforward of approximately 12 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

Furthermore, in such period, Telefónica and Telinver have estimated a consolidated taxable income in the income tax of approximately 226 million; that will became in tax payable in the event that the aforementioned taxable income would remain to the end of the fiscal year, and in that case, it could be offset with tax loss carryforwards existing at the beginning of the current year of Telefónica and Telinver.

Available until	Tax loss carryforward (in million of pesos in historical value)
2004	60
2005	68
2006	795
2007	2,878

3,801

The following table presents the components of the Company’s consolidated deferred income tax balance (in millions of Argentine pesos):

	March 31, 2004		December 31, 2003
Deferred tax assets
Common income tax loss carryforwards	1,036	(1)	1,077
Specific income tax loss carryforwards	61		61
Exchange differences deductible in future fiscal years	124		136
Allowance for doubtful accounts	37		37
Accrual for contingencies and other non-deductible allowances and accruals	82		78

	1,340	(2)	1,389	(2)
Allowance for deferred tax assets (Exhibit E)	(1,270	)(2)	(1,315	)(2)

Subtotal	70		74

Deferred tax liabilities
Fixed assets	(59)		(61)
Dismissal accrual for tax purposes	(6)		(7)
Other liabilities	(5)		(6)

Subtotal	(70	)(2)	(74	)(2)

Total	—		—

(1)	Includes the effect of 4 million corresponding to the Company and Cointel’s estimated tax loss carryforward for the three-month period ended March 31, 2004 and is net of 39 million of income tax estimated by Telefónica and Telinver for the three-month period ended March 31, 2004, that offset previous years tax loss carryforwards.
(2)	As of March 31, 2004, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 8 million, 1 million and 7 million, respectively. As of December 31, 2003, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 18 million, 1 million and 17 million, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

The following is the reconciliation of the income tax as charged to the consolidated statement of operations (that has been nil for the three-month periods ended March 31, 2004 and 2003) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	March 31,
	2004	2003
Net income before tax at statutory income tax rate	5	148
Permanent differences:
Loss on equity investments	—	1
Non-deductible expenses	1	12
Inflation restatement effect	27	45
Reversal of allowance for deferred tax assets	(45)	(228)
Goodwill depreciation	5	5
Expired tax loss carryforward	2	—
Effect of minority interest in Telefónica	5	17

Total income tax	—	—

Telefónica has determined a minimum presumed income tax charge for the three-month period ended March 31, 2004 in the amount of 5 million (calculated considering the Company’s indirect ownership in Telefónica) that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of 31 million (calculated considering the Company’s indirect ownership in Telefónica) as of March 31, 2004 is fully recoverable will depend on the final effect that the outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on Telefónica’s economic and financial equation. The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on Telefónica’s tax projections.

For the three-month periods ended March 31, 2004 and 2003, Cointel has determined a tax on minimum presumed income charge in the amount of approximately 7,000 pesos and 12,000 pesos, respectively, which were charged to income of each period.

l)	Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services are recognized in the period in which all necessary conditions are met to consider them as revenues.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

Telinver’s management recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of March 31, 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 11 million.

2.2.	Concentration of operations and credits

Telefónica and Telinver do not have receivables or operations that represent significant concentrations of credit and sales.

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

3.1	Breakdown of the main accounts

The main accounts of the consolidated financial statements as of March 31, 2004 and as of December 31, 2003 and the consolidated statements of operations for the three-month periods ended March 31, 2004 and 2003 were made up as follows, restated as described in Note 2.1. to the unconsolidated financial statements (foreign currency balances are presented in Exhibit G):

a)	Cash and banks:

	March 31, 2004	December 31, 2003
Banks	7	9

Total	7	9

b)	Trade receivables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Past due (1)	92	10	89	10
Current	130	—	144	—

Subtotal	222	10	233	10

Allowance for doubtful accounts (Exhibit E)	(110)	(4)	(108)	(4)

Total	112	6	125	6

(1)	As a result of refinancing of past-due receivables, about 4 million during each period/year of refinanced receivables are disclosed as current receivables as of March 31, 2004 and as of December 31, 2003.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

c)	Other receivables:

	March 31, 2004			December 31, 2003
	Current		Noncurrent	Current		Noncurrent
Guarantee deposits	2		—	2		—
Prepayments to vendors	1		—	1		—
Related companies receivables	53	(1)	1 (7)	54	(1)	1 (7)
Financial prepayments	—		—	5		—
Financial instruments (2)	1		1	1		1
Advance paid expenses	3		—	—		—
Prepaid rentals	—		—	—		1
Prepaid services (3)	7		—	8		—
Tax credit certificates (4)	4		—	8		—
Legal deposits	2		—	2		—
Tax on minimum presumed income	—		50	—		45
Patriotic Bond (5)	—		40	—		41
Net deferred tax assets (6)	—		1,270	—		1,315
Prepaid insurance	1		—	1		—
Granted guarantees	6		—	1		—
Other tax credits	—		—	1		—
Other	7		1	7		—

Subtotal	87		1,363	91		1,404
Allowance for net deferred income tax assets (Exhibit E) (6)	—		(1,270)	—		(1,315)
Allowance for impairment of Patriotic Bond (Exhibit E) (5)	—		(28)	—		(30)

Total	87		65	91		59

(1)	Includes balances with Telefónica Data Argentina S.A. (“TDA”), Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”), Telefónica Media Argentina S.A. (“Temarsa”), Atento Argentina S.A. (“Atento”) y Telefónica S.A. Sucursal Argentina (“TESA Arg.”).
(2)	See Note 12. to the consolidated financial statements.
(3)	See Note 8. to the consolidated financial statements.
(4)	See Note 13.2. to the consolidated financial statements.
(5)	See Notes 2.1.c) and 13.1. to the consolidated financial statements.
(6)	See Note 2.1.k) to the consolidated financial statements.
(7)	Corresponds to a Cointel’s credit with Telefónica Internacional Holding B.V. (“TIHBV”) (see Note 7.1. to the consolidated financial statements.

d)	Inventories:

	Current
	March 31, 2004	December 31, 2003
Raw materials and supplies	1	1
Directories in edition process	2	1
Telephone equipment and other equipment	11	9
Prepayments to vendors	1	—

Subtotal	15	11
Allowance for impairment in value and slow turnover (Exhibit E)	(4)	(4)

Total	11	7

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

e)	Other assets:

	Current
	March 31, 2004	December 31, 2003
Real property intended for sale	2	2

f)	Goodwill on investment in companies:

	Original value	Depreciation			Net book value
	At beginning/ end of period/ year	At beginning of year	For the period/ year	Accumulated at end of period/year	As of March 31, 2004	As of December 31, 2003
Goodwill - Cointel	804	273	10	283	521	531
Goodwill - Telefónica	225	64	3	67	158	161

Three-month period ended March 31, 2004	1,029	337	13	350	679

Year ended December 31, 2003	1,029	286	51	337		692

g)	Trade payables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	134	—	144	—
Management fee	41	—	38	—
Billing on account and behalf of cellular and audiotext companies	20	—	22	—
Services collected in advance (1)	3	34	3	35
Other	1	—	3	—

Total	199	34	210	35

(1)	In 2004 and 2003, includes deferred future revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

h)	Bank and other financial payables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	5	—	7	—
Bank loans and long-term financing	42	137	43	157
Imports financing	8	11	10	14
Section 33 LSC companies – Telefónica Internacional, S.A. (“TISA”):
- Loans (1)	2,680	—	2,745	—
- Negotiable obligations (2)	254	—	265	—
Negotiable obligations (3) (4)	252	1,101	303	1,128

Total	3,241	1,249	3,373	1,299

(1)	In 2004 and 2003, includes 1,727 million and 1,730 million, respectively, corresponding to the Company (see Note 5.c.(ii) to the unconsolidated financial statements), 268 million and 227 million, respectively, corresponding to Cointel (see Note 7.1. to the consolidated financial statements), 628 million and 730 million, respectively, corresponding to Telefónica (see Note 12. to the consolidated financial statements) and 57 million and 58 million, respectively, corresponding to Telinver.
(2)	See Note 11.1. to the consolidated financial statements.
(3)	See issuance conditions in Note 11. to the consolidated financial statements and Note 9. to unconsolidated financial statements.
(4)	In 2004 and 2003, net of US$1,0 million and US$0,5 million, respectively, of Negotiable obligations repurchased by Cointel (see Note 11.1. to the consolidated financial statements).

i)	Payroll and social security taxes payable:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	12	—	22	—
Social security taxes payable	7	—	7	—
Pre-retirement agreements and others (1)	6	9	7	9
Other	4	—	1	—

Total	29	9	37	9

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. In 2004, includes 3 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and March 31, 2004 and are to be paid until the worker qualifies to obtain legal pension benefits.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

j)	Taxes payable:

	Current
	March 31, 2004	December 31, 2003
Turnover tax accrual (net of prepayments)	6	5
Health and safety taxes	11	10
Value added tax	6	9
Tax on minimum presumed income (net of prepayments)	4	5
Other	15	13

Total	42	42

k)	Other payables:

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Financial instruments (1)	7	7	7	10
International Telecommunications Union	11	—	10	—
Related companies payables (2)	9	—	12	—
Other	11	10	11	13

Total	38	17	40	23

(1)	Corresponds to foreign currency swaps agreements and future contracts described in Note 12. to the consolidated financial statements.
(2)	See Note 7.2. to the consolidated financial statements.

l)	Cost of services provided:

	March 31,
	2004	2003
Telecommunications services (Exhibit H)	231	238
Cost of services provided (Exhibit F)	2	2

Total	233	240

m)	Other:

	March 31,
	2004	2003
Holding and financial income / (loss) on assets:
Holding losses in inventories	—	(1)

Total	—	(1)

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

	March 31,
	2004	2003
Holding and financial income / (loss) on liabilities:
Intangible assets depreciation	(1)	(1)
Tax on checking account credits and debits	(1)	(2)

Total	(2)	(3)

3.2	AGING OF CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF MARCH 31, 2004:

	Assets				Liabilities
	Current investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and financial payables	Payroll and Social Security Taxes payables	Tax payables	Other payables
Past-due:
Up to three months	—	39		(1)	23	—	—	—	1
From three to six months	—	9		1	14	—	—	—	—
From six to nine months	—	9		—	2	—	—	—	—
From nine to twelve months	—	6		1	1	—	—	—	1
From one to two years	—	9		3	1	—	—	—	—
From two to three years	—	8		—	—	—	—	—	—
Over three years	—	22		—	—	—	—	—	—

At sight:	11	—		36	—	5	—	19	20

Current:
Up to three months	124	119		31	150	2,160	15	24	5
From three to six months	—	6		10	4	971	4	—	4
From six to nine months	—	3		4	3	84	3	—	—
From nine to twelve months	—	2		2	1	21	7	(1)	6
From one to two years	—	—		4	2	41	4	—	8
From two to three years	—	—		1	2	145	3	—	6
From three to four years	—	—		35	1	291	2	—	4
From four to five years	—	—		13	2	198	—	—	1
Over five years	—	—		12	27	574	—	—	(2)

Subtotal	135	232		152	233	4,490	38	42	54
Allowance for doubtful accounts (Exhibit E)	—	(114)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	135	118		152	233	4,490	38	42	55

Percentage accruing interest at fixed rate	92%	3%		5%	—	38%	—	—	22%
Percentage accruing interest at variable rate	—	43	%(b)	12%	—	61%	—	—	—
Percentage with variable return	8%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		4%	—	10%	—	—	5%
Average interest rate in local currency	1%	26%		3%	—	10%	—	—	—

(a)	Includes 10 million past-due classified as non-current trade receivables taking into account Telefónica’s management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

4.	TELEFONICA’S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999. Additionally, Telefónica signed a license agreement with the Secretary of Communications (“SC”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000, the National Executive Power (“NEP”) issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the NEP issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain punctual issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

Since early 2002, Telefónica has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology – related investments usually required by the business that Telefónica develops, and the situation affecting service rates described in Note 9. to the consolidated financial statements. Some of these measures include:

•	Capital expenditures. Telefónica has implemented a plan to adapt its short-term capital expenditures to the changes in the economic context. To that end, Telefónica continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which Telefónica deems to be a high priority.

•	Operating costs reduction. Telefónica renegotiated most of its supply contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of service.

•	Increased collection rates. Telefónica has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. Telefónica implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, Telefónica has entered into a debt restructuring that has resulted in the extension of maturity terms.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

The relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs, i.e., achieve, the “economic and financial equation” of such company contemplated in the Transfer Contract. (See Note 9. to the consolidated financial statements).

Although Telefónica has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on Telefónica’s economic and financial equation.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic situation.

Furthermore, Telefónica has signed a Management Agreement (the “Agreement”) with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA´s option. The management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by the General Shareholders’ Meeting of Telefónica held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the SC.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

5.	REGISTRABLE ASSETS OF TELEFONICA (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of March 31, 2004 these assets have a net book value of about 613 million, of which approximately 536 million (both restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica’s name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

6.	PREFERRED SHARES OF COINTEL (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)	Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel’s and its legal advisors’ final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 2.5. to the unconsolidated financial statements). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER accrued until the redemption date.

c)	The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincided with Cointel’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify Cointel’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007. On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.	Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.	Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of Cointel, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	Cointel, among other provisions detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by Cointel.

4.	To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. As of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because as of April 30, 2002, Cointel did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of Cointel has been elected by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed and past-due at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, when it has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of Cointel´s preferred capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of March 31, 2004 as established in the issuance clauses, is as follows:

	Capital stock			Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (1)	Accumulated unpaid dividends as of December 31, 2003 (2)	Fourteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends
A	2		5	—	—	—
B	13		35	7	1	8

	14	(4)	40	7	1	8

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the twelve-month periods ended December 31, 2003, 2002 and 2001, which are unpaid as of March 31, 2004, plus the adjustment for the CER as of March 31, 2004.
(3)	Preferred dividends accrued during the three-month period ended March 31, 2004 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 22,000 pesos and 559,000 pesos, respectively.
(4)	The table may not sum due to rounding in millions. See Note 2.3. to the unconsolidated financial statements.

As of March 31, 2004 Cointel´s preferred stock adjusted for inflation as stated in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 40 million. Cointel believes that the difference of 18 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

The issuance provisions of Cointel’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, Cointel will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, stockholders would be entitled to one vote per share. According to the above-mentioned provisions, Cointel did not amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth and thirteenth period. For the above reasons this situation is not to be considered default. According to item 5.a) of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

7.	SECTION 33 LSC COMPANIES AND RELATED COMPANIES

7.1.	Cointel’s outstanding balances and transactions with related companies (figures calculated in proportion to the Company’s interest in Cointel as of March 31, 2004)

As of March 31, 2004, there are twenty two outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower). These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for the mentioned at the end of the present note) has a semiannual repayment term, renewable automatically for an equal period of time unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date. As of March 31, 2004, the book value of the outstanding loans (calculated considering the Company’s interest in Cointel) amounts approximately to US$93.7 million (equivalent to 268 million as of March 31, 2004) of which US$92.3 million corresponds to the principal amount and approximately US$1.4 million to interests. Also, such amount includes a loan of US$ 16.5 million (US$8.3 million calculated in proportion to the Company’s interest in Cointel) with an amortization settled in equal annual consecutive installments until April 30, 2007. The first three installments of such loan with maturity dates settled on October 30, 2002, April 30, 2003 and April 30, 2004, respectively, were refinanced by TISA until October 29, 2004. As of March 31, 2004, Cointel has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in other currency, changes in Cointel’s main business activity and should Cointel or any of its affiliates lose the government licenses obtained and should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until September 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by TISA as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

by the above mentioned waiver, as of March 31, 2004, Cointel has classified as current liabilities, maturing in September 2004, a loan of 10 million (equivalent to US$3.4 million at the exchange rate in effect at March 31, 2004), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering at least the current terms of those loans.

During the three-month periods ended March 31, 2004 and 2003, Cointel accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 6.2 million and 5 million, respectively.

Furthermore, as of March 31, 2004 and as of December 31, 2003, Cointel maintains other receivables with TIHBV, one of its shareholders, for 1 million.

7.2.	Telefónica’s outstanding balances and transactions with related companies (calculated in proportion to the Company’s interest in Cointel as of March 31, 2004)

During the three-month periods ended March 31, 2004 and 2003, Telefónica made the following transactions with related parties (in million of Argentine pesos):

	March 31, 2004	March 31, 2003
Management fee:
Telefónica S.A. Sucursal Argentina (“TESA Arg.”)	8	15

Net income (losses) from goods and services:
Telefónica Comunicaciones Personales S.A. (“TCP”)	14	15
TDA	5	4
Atento	(2)	(1)
Telefónica Ingeniería de Seguridad S.A.	(1)	(1)
Telefónica Data USA	—	(1)
Emergia Argentina S.A.	1	1
Telefónica Procesos y Tecnología de la Información	(1)	—
C.P.T. Telefónica Perú	3	—
TESA Arg.	(1)	—
Televisión Federal S.A.	(1)	—
CTC Mundo S.A.	3	—
Telefónica Internacional Wholsale Services (“TIWS”)	1	—

Total	21	17

Net financial charges
TISA	18	32

Total	18	32

	March 31, 2004	December 31, 2003
Purchases of goods and services
TDA	1	4

Total	1	4

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

Telefónica’s and Telinver’s balances with the operator (TESA) and other of Cointel’s shareholders and other related companies as of March 31, 2004 and as of December 31, 2003 are (in millions of Argentine pesos):

	March 31, 2004	December 31, 2003
Assets
Trade receivables:
CTC Mundo S.A.	—	1
Emergia Argentina S.A.	—	1
Communication Technologies Inc	5	—
Adquira de Argentina S.A. (“Adquira”)	1	1
C.P.T. Telefónica Perú	1	1

Total Trade receivables	7	4

Other receivables:
TDA	16	20
T-Gestiona	3	2
Temarsa	1	1
Atento	4	4

Total Other receivables	24	27

TOTAL ASSETS	31	31

Liabilities
Trade payables
TESA	2	1
CTC Mundo S.A.	2	—
TESA Arg. (1)	40	38
Emergia Argentina S.A.	34	34
Telefónica Procesos y Tecnología de la Información	2	2
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	—	1
Televisión Federal S.A.	—	1
Telefónica Investigación y Desarrollo S.A.	2	2

Total Trade payables	83	80

Bank and other financial liabilities
TISA (2)	685	788

Total Bank and other financial liabilities	685	788

Other payables
TESA	4	5
TCP	3	6
TESA Arg.	1	1
Other	1	—

Total Other payables	9	12

TOTAL LIABILITIES	777	880

(1)	Corresponding to liabilities by management fee.
(2)	See Note 12. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

7.3.	Telinver (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

As of March 31, 2004, as arise from Cointel´s consolidated financial statements, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$35.6 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 38 million as of March 31, 2004 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company’s capital stock due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the LSC until December 10, 2004. Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to make its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 9. and 12. to the consolidated financial statements.

7.4.	E-Commerce (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

As arise from Cointel’s financial statements as of March 31, 2004, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.	Commitments related to TCP (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

In July 1999, Telefónica provided to the Argentine Government with performance guarantees to ensure TCP’s service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million individually and 45 million (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)) until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the National Communications Commission (“CNC”) is in process of the technical review of existing network related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8.	CONTRACTS (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

- IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. Telefónica, Telefónica Comunicaciones Personales S.A. (“TCP”), Telinver and Telefónica Data de Argentina S.A. (“TDA”) (referred to jointly herein as “the Companies”) have executed a contract with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

and a half-year term and there is a transfer to IBM of the assets used to render the services outsourced under the Contract at a stated price. The agreement stipulated that at contract expiration, IBM shall transfer to Telefónica for a fixed price, the assets that were dedicated to providing the services at that date. Over the duration of the Contract, the companies shall pay IBM a monthly charge as consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The charges for the service received in the three-month periods ended on March 31, 2004 and 2003 arise from final agreements between the parties in relation to the value of the services received. On the basis of a supplementary contract agreed upon by the parties, Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the Contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos half yearly upon request by the parties.

- Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, rent and others, of which approximately 233 million are pending.

9.	TARIFF

9.1.	Tariff system

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the Secretary of Communications established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The NEP shall be responsible for submitting the renegotiation proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or State events or decisions that may significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including events and decisions of the Argentine Government such as a freeze on tariffs or price controls as well as procedures to be followed to collect such compensation.

Telefónica has met the disclosure requirements imposed by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, no assurances can be given that the Argentine Government will share Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. There is a possibility that as time goes by such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in relation to any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future tariffs evolve at a pace that do not allow for the reestablishment of the economic and financial equation that the List of Conditions and the Transfer Contract seek to preserve, such tariff regime would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

9.2.	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 11.c), awarded a precautionary measure ordering the National Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Notwithstanding the foregoing, Telefónica, Telecom Argentina S.A. and the S.C. entered into agreements with the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-application of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the price cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these Financial Statements. Moreover, neither the effect of the

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of March 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the agreements mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

9.3.	Tariff restructuring

The tariff restructuring implemented as from February 1, 1997 pursuant to Decree No. 92/97, established a new tariff structure through an increase in the price of the monthly basic charge and the local service tariffs and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the tariff restructuring was to be neutral for a two-year period following its implementation. On December 1, 1999 the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will in due time determine the form and time to compute such result to a future tariff reduction. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

10.	LAWSUITS AND CLAIMS (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the NEP can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the NEP. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2004, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 73 million pesos (in original currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2004 Telefónica has paid approximately 6.8 million pesos (in original currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	International Telecommunication Union Debt

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with Telefónica, to deposit 51 million pesos (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (“UIT”). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.k) to the consolidated financial statements, which Telefónica understands is its total liability as of March 31, 2004. In the opinion of Telefónica´s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

11.	COINTEL’S AND TELEFONICA’S NEGOTIABLE OBLIGATIONS

11.1.	Cointel’s Negotiable obligations (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders’ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

Under the Program, Cointel’s Board of Directors decided the issuance of two series of Negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date is August 1, 2004, for both Serieses. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)	The total amortization of the Negotiable obligations is to take place in one single installment payable at 7 (seven) years for both Series. Such amortization, as well as accrued interest, is to be paid in U.S. dollars in the case of the Series “A”, and in U.S. dollars or Argentine pesos in the case of the Series “B” (at the discretion of the obligee). Cointel may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)	The securities accrue an annual interest of 8.85% and 10.375% on Series “A” and Series “B”, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)	This issuance does not constitute either a secured or a subordinated debt of Cointel, ranking pari-passu -with no preferences- in respect of Cointel’s current and future unsecured and unsubordinated debts.

The agreement for this issuance gives a detailed description of its terms and settled restrictions. The main stipulations concern: a) a commitment of Cointel not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless Cointel complies with certain requirements, b) conditions for the early redemption of the issuance, and c) events of default that would allow obligees to consider such negotiable obligations as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of Cointel or any material subsidiary aggregating US$20 million or more (see Note 7.1. to the consolidated financial statements), the sale of all or a significant proportion of Cointel’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the holders of Cointel’s Series “A” Negotiable obligations approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the holders of Cointel’s Series “B” Negotiable obligations discussed the current amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series “B” Negotiable Obligations holders rejected the amendments mentioned above (see Note 11.3.b) to the consolidated financial statements).

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 and paid in cash the amount of US$24 million and 4.6 million in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 12. to the consolidated financial statements, Telefónica transferred immediately Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$174 million) in Telefónica’s short-term financial debt to TISA.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

On November 11, 2003, taking into account of Cointel’s financial condition, the Buenos Aires Stock Exchange resolved that trading of its Negotiable obligations be transferred to reduced session in accordance with the rules of its Listing Regulations.

During fiscal year 2003, Cointel purchased Negotiable Obligations Series “A” for a nominal value of US$ 5.88 million, and on December 18, 2003 it redeemed part of such notes for US$ 4.88 million; therefore, as of December 31, 2003 it held own Negotiable Obligations for a nominal amount of US$ 1 million.

In addition, during the first quarter of 2004, Cointel purchased additional Series “A” Notes for a total nominal value of US$ 15.02 million, and on March 23 and 31, 2004, Cointel made two further prepayments of a portion of the Series “A” Notes purchased for a nominal amount of US$ 7.45 million and US$ 6.67 million, respectively. Based on the above, the outstanding principal amounts under such issue as of March 31, 2004, is US$ 204.1 million, net of the Notes held by Cointel for US$ 1.9 million.

Additionally, on April 1, 2004, Cointel made a new purchase of Notes of such Series in the amount of US$ 2.12 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance of the above-mentioned debt instruments.

11.2.	Telefónica’s Negotiable obligations (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

As of March 31, 2004, there were seven negotiable obligations issues outstanding with the following issuance conditions:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$	54.4	(a)	10	11/2004	11.875	(b	)
05/98	US$	125.6		10	05/2008	9.125	(b	)
06/02	US$	71.4		4	07/2006	9.875	(c	)
08/03	US$	189.7		4	11/2007	11.875	(c	)
08/03	US$	218	(d)	7	11/2010	9.125	(c	)
08/03		$0.1	(e)	8	08/2011	10.375	(c	)
08/03	US$	148.1		8	08/2011	8.85	(c	)

(a)	Net of US$ 26.6 million called in December 2003, and February, March and May 2004.
(b)	Financing of investments in fixed assets in Argentina.
(c)	Refinancing of liabilities.
(d)	Net of US$ 2 million called in May 2004.
(e)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

million, etc. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica’s Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

On April 23, 2004 the Board of Directors of Telefónica decided to issue the first series of negotiable obligations under the Program of Negotiable Obligations mentioned in Note 11. to the consolidated financial statements. This issue above mentioned took place on May 7, 2004, for a nominal amount of $163.3 million, maturing in May 2005, with zero coupon and a 8.05% per annum for refinancing liabilities or for the application in working capital.

11.3.	Exchange Offer of Telefónica’s and Cointel’s negotiable obligations (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

On May 19, 2003 Telefónica´s Board of Directors approved offers to exchange outstanding negotiable obligations issued by Telefónica and Cointel for new negotiable obligation issued by Telefónica, plus a cash payment:

a)	Exchange Offer of Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer were those issued in November 1994 and those issued in May 1998. On August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007 and US$220 million due in November 2010, respectively, and paid US$52.1 million in cash. Additionally, were paid US$12.5 million as interest accrued to that date.

b)	Exchange Offer of Cointel’s Negotiable Obligations

On August 7, 2003, Telefónica issued Negotiable obligations for US$ 148.1 million due in August 2011 and paid in cash the amount of US$ 24 million and 4.6 million in exchange for Cointel’s Negotiable obligations (Series “A” and Series “B”). In addition, Telefónica issued Negotiable obligations for 0.1 million in pesos at an interest rate of 10.375% due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at a nominal rate of 8.85% for Cointel’s Series “B” notes. Additionally, Telefónica transferred immediately Cointel’s notes to TISA in exchange for an equivalent reduction (US$ 174 million) in Telefónica’s short-term financial debt to TISA.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

12.	FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and TISA’s (Cointel’s shareholder) financing. As of March 31, 2004, Cointel’s consolidated current assets are lower than Cointel’s consolidated current liabilities in the amount of 2,989 million, the latter including approximately 66% (2,414 million, which include 508 million corresponding to Cointel’s Negotiable Obligations held by TISA) of debt owed to TISA, as arise from Cointel’s consolidated financial statements.

The general financing policy is to cover future fund needs to continue Telefónica’s investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, they would seek for long-term refinancing of their payables.

However, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, Cointel and Telefónica, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will improve in the short term.

As of March 31, 2004, Cointel and Telefónica have bank and financial debts for the equivalent to 4,064 million (as arise from Cointel’s consolidated financial statements), 2,387 million of which are classified as non-current in the balance sheet and are related to agreements that provide for the immediate enforcement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA’s parent company) has advised the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies (see Note 11.3 to the consolidated financial statements), including the possibility of refinancing over the long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s, Cointel’s and Telefónica’s ability to meet their short-term liabilities will depend on TISA continued refinancing of the loans granted to such companies, or on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company, Cointel and Telefónica or should the Company, Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of March 31, 2004 and those liabilities that would turn into current payables if creditors claimed a default).

Although the Company, Cointel and Telefónica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange for long-term debt (see Note 11. to the consolidated financial statements ) and short-term refinancing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be nor, consequently, whether the Company, Cointel and Telefónica will be able to settle their current liabilities in the normal course of business and maintain their normal operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

•	Cointel’s call option involving Telefónica Class “B” shares (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

On March 6, 1998 Cointel had granted Merryll Lynch International (“ML”) a call option on 40.2 million Telefónica’s Class “B” shares to be exercised on May 28, 2003, for an approximate value of US$ 6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, Cointel and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML might have acquired from Cointel 2.23 million TESA ADRs at the exercise price. As on May 28, 2003, the maturity date of the above-mentioned options, the TESA’s ADRs market price was lower than US$102.79, ML has not exercised the call option.

•	Telefónica’s long-term bank financing (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

Telefónica has borrowed long term funds from major financial institutions in an amount equivalent to 274 million as of March 31, 2004. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

•	Telefónica’s financial instruments - Swaps (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

During September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting to 7,779 million Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$78 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

•	Telefónica’s financial instruments - currency future contracts (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

Telefónica uses currency future contracts to hedge against the risks of fluctuation in the dollar exchange rate. Telefónica has entered into currency futures contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset for a total amount of US$ 142 million as of March 31, 2004, with maturity dates until September 2004. These instruments are used to cover firm short-term payment commitments denominated in US Dollars. The exchange rate agreed upon for these transactions ranges from 2.88 Pesos to 3.00 Pesos per US Dollar.

At March 31, 2004, commitments of Telefónica covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)
Payments of Interests, Capital and Negotiable Obligations	Negotiable Obligations – Interests	US$	41.9
	TISA – Capital	US$	80.4
	Imports financing – Capital and Interests	US$	2.1
	Long term financing – Capital and Interests	US$	1.7
	Foreign bank loans – Capital and Interests	US$	16.2

In addition, in April 2004 Telefónica has entered into new NDF contracts for US$ 22 million due in June 2004.

Moreover, during April 2004 Telefónica executed with TISA call spread options for the purchase and sale of U.S. Dollars to hedge against the peso/U.S. Dollar volatility. These call spread options have a lower strike price of 2.98 and a higher strike price of 3.48, and may only be exercised at maturity in October 2004. The notional amount covered by these transactions is US$ 30 million corresponding to short-term firm payment commitments in U.S. Dollars, and Telefónica has paid US$ 0.5 million as premium.

•	Telefónica’s financing with Related Parties (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

As of March 31, 2004, Telefónica and its controlled company owed approximately 1,370 million (about US$479 million) to related parties, which mature until September 2004. These loans accrue interests at one-month LIBOR plus 8% per annum. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The related party creditor has advised Telefónica that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended in force, shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries in accordance with the definition stipulated in such loan agreements. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of May 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

13.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

13.1.	Patriotic Bond

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in US Dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allow for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government has not honored the payment commitments related to the interest coupons of that bond, Telefónica has proceeded to offset them against taxes.

Although Telefónica has used the overdue principal and interest to settle its tax liabilities, as from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

Telefónica has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in the previous paragraph and the fact that the Argentine Government included it in the list of bonds eligible for sovereign debt restructuring (see Note 2.1.c) to the consolidated financial statements).

13.2.	TCC

In 2001, Telefónica signed a TCC subscription agreement for a total amount of US$ 15 million, which was fully paid, and which were converted to Pesos at the $1.40/US$1 (with the subscription amounting to $21 million), adjustable by CER. Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be offset at their technical value against liabilities related to VAT or income tax or any other future substituting or replacing tax, both for payment of tax returns and for prepayments.

Telefónica settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment on the scheduled due dates.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

14.	FINANCIAL TRUST (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (BICE) acts as trustee.

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by Telefónica.

In the context of the transition to competition in telecommunications, the NEP has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by Telefónica will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which Telefónica should recover the cost incurred for rendering these services.

16.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE PROGRAM (Figures according to Cointel’s consolidated financial statements as of March 31, 2004)

TESA approved a program whereby all Telefónica’s employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to Telefónica. The options under the program corresponding to Telefónica and Telinver’s personnel as of March 31, 2004 and December 31, 2003 total 2,494,960 and 2,504,580 respectively, involving a total amount of shares of 95,960 and 96,330 as of those dates.

17.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur in any event of default.

In the opinion of Telefónica’s Management, the above mentioned restriction will not have a significant effect on Telefónica’s operations.

18.	TELEFONICA’S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the SC and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

For the purpose of disclosing the above mentioned information required by Professional Accounting Principles, the Company includes the information related to operations of Telefónica and Telinver based on the Company’s equity interest in Cointel.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

	Basic telephony services				Yellow pages services		Consolidation adjustments/ reclassifications (1)		Total
	03-31-04		03-31-03		03-31-04	03-31-03	03-31-04	03-31-03	03-31-04	03-31-03
Net revenues to unaffiliated customers	351		305		1	1	—	—	352	306
Net intersegment revenues	1		1		—	—	(1)	(1)	—	—

Total net revenues	352		306		1	1	(1)	(1)	352	306

Net income for the period	41		279		(2)	4	—	—	39	283
Depreciation of fixed and intangible assets	148		162		1	1	—	—	149	163

	03-31-04		12-31-03		03-31-04	12-31-03	03-31-04	12-31-03	03-31-04	12-31-03
Investment on fixed and intangible assets	31		103		1	—	—	—	32	103
Total Assets	3,948		4,105		52	56	(8)	(3)	3,992	4,158
Total Liabilities	2,501	(2)	2,698	(2)	71	73	(8)	(3)	2,564	2,768
Investments in equity method investees	1		1		—	—	—	—	1	1

(1)	Corresponding to elimination of intersegment balances and operations.
(2)	Net of liabilities related to Telefónica’s investment in Telinver.

19.	OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidates financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

FIXED ASSETS

(stated in millions of Argentine pesos, restated as

described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	Amount at beginning of year	Increases of the period/ year (2)	Net retirements of the period/ year	Transfers	Amount at the end of period/ year
Land	59	—	—	—	59
Buildings	870	—	—	—	870
Switching equipment	2,064	—	—	1	2,065
Transmission equipment	1,897	—	—	7	1,904
Network installation	3,771	—	—	2	3,773
Telephones, switchboards and booths	314	2	(2)	—	314
Furniture, software and office equipment	516	—	—	1	517
Automobiles	14	2	—	1	17
Construction in process	107	19	—	(11)	115
Materials	39	8	(4)	(1)	42
Prepayment to vendors	5	—	—	—	5

Total 2004	9,656	31	(6)	—	9,681

Total 2003	9,611	92	(47)	—	9,656

	Depreciation					Net book value as of March 31, 2004	Net book value as of December 31, 2003
Main account	Accumulated at beginning of year	Useful life (in years)	For the period/ year	Retirements of the period/year	Accumulated at the end of period/ year
Land	—	—	—	—	—	59	59
Buildings	247	50	5	—	252	618	623
Switching equipment	1,650	10	35	—	1,685	380	414
Transmission equipment	1,244	10	37	—	1,281	623	653
Network installation	2,045	15	55	—	2,100	1,673	1,726
Telephones, switchboards and booths	305	5	5	(2)	308	6	9
Furniture, software and office equipment	482	1 -3	10	—	492	25	34
Automobiles	12	5	—	—	12	5	2
Construction in process	—	—	—	—	—	115	107
Materials	—	—	—	—	—	42	39
Prepayment to vendors	—	—	—	—	—	5	5

Total 2004	5,985		147	(2)	6,130	3,551

Total 2003	5,373		642	(30)	5,985		3,671

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	In 2004 and 2003, capitalized interest in construction in process amounts to 1 million and 4 million, respectively. See Note 2.1.g) to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

INTANGIBLE ASSETS

(stated in millions of Argentine pesos, restated as

described in Note 2.1. to the unconsolidated financial statements)

	Original value
Main account	At beginning of year	Increases for the period/ year	At end of period/ year
License to use the logo and trademarks	25	—	25
Assignment of rights	11	—	11
No competition clause	3	1	4
Deferred expenses	98	—	98
Licenses (Frequencies)	29	—	29

Total 2004	166	1	167

Total 2003	157	9	166

	Depreciation				Net book value as of March 31, 2004	Net book value as of December 31, 2003
Main account	At beginning of year	For the period/ year		Accumulated at end of period/ year
License to use the logo and trademarks	8	1		9	16	17
Assignment of rights	7	—		7	4	4
No competition clause	2	—		2	2	1
Deferred expenses	83	1		84	14	15
Licenses (Frequencies)	25	—		25	4	4

Total 2004	125	2		127	40

Total 2003	113	12	(2)	125		41

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	Includes 4 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Notes 2.1.h) and 11. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements, except otherwise indicated)

	2004							2003
Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost	Value by equity method	Book value	Book value
Noncurrent (2)

Other investments	—	—	—		—	—	6	7
Financial trust (3)	—	—	—		—	—	1	1
Subsidiaries and affiliates
E-Commerce	Common	$1.0	6,000	(4)	17	1	1	1

Total Investments							8	9

	Information on the issuer according to the latest financial statements (5)
Denomination and features of securities	Issuer	Main business	Date	Capital stock (6)	Net loss	Shareholders’ equity	Percentage of participation of Telefónica on the capital stock and votes
Shares	E-Commerce Latina S.A.	Direct or indirect participation in companies related to the communication business	03-31-04	24,000	(1.8)	4	50

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	See Note 2.1.f) to the consolidated financial statements.
(3)	See Note 14. to the consolidated financial statements.
(4)	In shares.
(5)	Financial Statements for the nine-month period ended March 31, 2004 approved by E-Commerce’s Board of Directors on May 3, 2004, with a limited review report by Abelovich, Polano & Asociados, dated May 3, 2004, without observations.
(6)	Information stated in pesos.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

OTHER INVESTMENTS

(stated in millions of Argentine pesos, restated as

described in Note 2.1. to the unconsolidated financial statements)

	Book value
Main account and features	March 31, 2004	December 31, 2003
Current investments:

Foreign currency deposits (2)	113	165
Local currency deposits	11	2
Mutual funds	11	1

Total	135	168

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	See Exhibit G.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

ALLOWANCES AND RESERVES

(stated in millions of Argentine pesos, restated as

described in Note 2.1. to the unconsolidated financial statements)

	2004							2003
Account	Balances at beginning of year		Increases of the period/ year		Decreases of the period/ year (2)		Balances at end of period	Balances at end of year
Deducted from current assets:
For doubtful accounts	108		8	(6)	(6	)(4)	110	108
For impairment in value and slow turnover	4		—		—		4	4

	112		8		(6)		114	112
Deducted from noncurrent assets:
For doubtful accounts	4		—		—		4	4
For impairment in value of Patriotic Bond (7)	30		—		(2	)(8)	28	30
For other receivables - net deferred tax assets (3)	1,315		1		(46)		1,270	1,315

	1,349		1		(48)		1,302	1,349

Total 2004	1,461		9		(54)		1,416

Total 2003	1,770		63		(372	)(4)		1,461

Included in current liabilities:

Contingencies	2	(9)	—		—		2	2	(9)

	2		—		—		2	2
Included in noncurrent liabilities:

Contingencies	110		4		—		114	110

Total 2004	112		4	(5)	—		116

Total 2003	82		31	(5)	(1)			112

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	In 2003, Includes the monetary gain effect on balances.
(3)	See Note 2.1.k) to the consolidated financial statements.
(4)	In 2004 and 2003, includes 4 million and 40 million, respectively, of recovered doubtful accounts.
(5)	In 2004 and 2003, includes 1 million and 17 million in “Other expenses, net” and 3 million and 14 million in “Financial income/loss on liabilities”, respectively, in the consolidated statement of operations.
(6)	Included in selling expenses in the consolidated statements of operations.
(7)	See Notes 2.1.c) and 13.1. to the consolidated financial statements.
(8)	In 2004, includes 1 million in “Financial income/loss on assets-Exchange differences” in the consolidated statement of operations.
(9)	In 2003, net of 1 million in “Other receivables”.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2004 AND 2003 (1)

COST OF SERVICES PROVIDED (2)

(stated in millions of Argentine pesos, restated

as described in Note 2.1. to the unconsolidated financial statements)

	March 31,
	2004	2003
Inventories at beginning of year	11	12	(3)
Purchases	4	2
Operating expenses (Exhibit H)	2	1

Subtotal	17	15
Inventories at end of period	(15)	(13)

Total (Note 3.1.l)	2	2

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	Includes cost of telephone directories and telephone equipment.
(3)	Net of 1 million corresponding to the paper consumption provision of Telinver.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	2004				2003
	Amount in foreign currency (in million) (3)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (3)	Currency	Book amount (in million of Argentine pesos)
ASSETS

Current assets

Cash and banks	—	US$	2.86	1	—	—	—
Investments	39	US$	2.86	113	56	US$	165

Trade receivables	5	US$	2.86	13	6	US$	16
	1	SDR	4.23	5	1	SDR	4

Other receivables (2)	8	US$	2.86	22	10	US$	29
	2	EURO	3.52	6	2	EURO	6
	—	—	—	—	1	BRL	1

Total current assets				160			221

Noncurrent assets

Investments	2	US$	2.82	6	2	US$	6

Other receivables	4	US$	2.86	13	5	US$	13

Total noncurrent assets				19			19

Total assets				179			240

LIABILITIES
Current liabilities
Trade payables	16	US$	2.86	47	20	US$	58
	2	SDR	4.23	6	2	SDR	7
	1	EURO	3.52	4	1	EURO	4
	—	—	—	—	—		£1

Bank and other financial payables	1,094	US$	2.86	3,129	1,111	US$	3,256
	532		¥0.03	14	556		¥15
	1	EURO	3.52	4	1	EURO	4

Other payables	4	US$	2.86	11	3	US$	10
	2	EURO	3.52	5	1	EURO	4

Total current liabilities				3,220			3,359

Noncurrent liabilities
Bank and other financial payables	396	US$	2.86	1,130	400	US$	1,171
	3,112		¥0.03	85	3,371		¥92
	10	EURO	3.52	34	10	EURO	36

Other payables	3	US$	2.86	7	4	US$	10

Total noncurrent liabilities				1,256			1,309

Total liabilities				4,476			4,668

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	In 2004 and 2003, includes 5 million for both period/year, corresponding to prepayments for purchases of fixed assets and materials.
(3)	Includes figures less than a million.

US$	: US dollars
EURO	: European Currency Units
£	: Pounds
¥	: Yens
SDR	: Special Drawing Rights
BRL	: Brazilian Reals

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64,

SUB SECTION I, POINT B) OF LAW No. 19,550 FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (1)

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	2004					2003
Account	Operating expenses (2)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total
Salaries, social security taxes and other payroll expenses	32	6	7	—	45	44
Depreciation of fixed assets	136	9	2	—	147	161
Fees and payments for services	39	17	9	—	65	53
Directors’ and statutory auditors’ fees	—	1	—	—	1	—
Insurance	—	2	—	—	2	2
Material consumption and other expenditures	6	1	1	—	8	7
Management fee	7	1	—	—	8	15
Transportation	2	—	—	—	2	1
Taxes, charges and contributions	5	—	2	—	7	5
Rentals	5	1	—	—	6	8
Commissions	—	—	3	—	3	3
Allowance for doubtful accounts	—	—	8	—	8	6
Recovery of doubtful accounts (3)	—	—	(8)	—	(8)	—
Depreciation of intangible assets (4)	1	—	—	—	1	1
Employee terminations	—	—	—	4	4	7
Tax on checking account credits and debits	—	4	—	—	4	2
Other	—	—	—	—	—	4

Total 2004	233	42	24	4	303

Total 2003	239	47	22	11		319

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	Includes 2 million and 1 million corresponding to cost of services provided of telephone directories and telephone equipment for the three-month periods ended March 31, 2004 and 2003, respectively.
(3)	In 2004, includes 4 million corresponding to collections from customers written off as of December 31, 2003.
(4)	In 2004 and 2003, not including 1 million on each period corresponding to depreciation of deferred expenses, which are exposed in “Financial income/(loss)” in the consolidated statements of operations.

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated Financial Statements as of March 31, 2004 and as of December 31, 2003

and for the three-month periods ended March 31, 2004 and 2003

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

Amounts stated in millions of Argentine pesos restated as

described in Note 2.1. to the unconsolidated financial statements

	March 2004	December 2003
CURRENT ASSETS

Other receivables (Note 3.1.)	29	27

Total current assets	29	27

NONCURRENT ASSETS

Other receivables (Note 3.1.)	—	—
Intangible assets (Note 2.2.c)	—	—
Investments (Note 3.2.)	929	920

Total noncurrent assets	929	920

Total assets	958	947

CURRENT LIABILITIES

Financial payables (Note 3.4.)	1,727	1,731
Accounts payable	1	1
Taxes payable	2	2
Other payables	3	3

Total current liabilities	1,733	1,737

NONCURRENT LIABILITIES

Financial payables (Note 3.4.)	22	22

Total noncurrent liabilities	22	22

Total liabilities	1,755	1,759

SHAREHOLDERS’ EQUITY (per related statements)	(797)	(812)

Total liabilities and shareholders’ equity	958	947

(1)	See Note 2.4. to the unconsolidated financial statements.

The accompanying Notes 1 to 10 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (1)

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated

in Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	March 2004	March 2003
Equity interests in Section 33 – Law 19,550 companies and related parties (Note 3.6.)	9	226

Other income relating to equity interests in Section 33 Law 19,550 companies and related parties, net (Notes 2.2.g) and 5.a)	8	15

Administrative expenses (Exhibit H)	—	(1)
Financial gains and losses
On liabilities (2)
Exchange differences (3)	43	229
Interest (3)	(45)	(45)

Net income for the period	15	424

Net earnings per share for the period (Note 2.2.h) (4)	0.04	1.05

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	Corresponds mainly to financial payables.
(3)	In 2003, includes inflation effects. See Note 2.1. to the unconsolidated financial statements.
(4)	Basic and diluted.

The accompanying Notes 1 to 10 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (1)

Amounts stated in millions of Argentine pesos restated as

described in Note 2.1. to the unconsolidated financial statements

	Shareholders’ contributions			Non-capitalized contributions			Retained earnings (losses)
Description	Capital stock authorized for public offering	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria– ted earnings (losses)	Total
Balances as of December 31, 2002	405	484	172	2	2	19	71	(2,172)	(1,017)
Transition adjustment due to the application of the new accounting principles in Telefónica (2)	—	—	—	—	—	—	—	(12)	(12)
Net income for the three-month period ended March 31, 2003	—	—	—	—	—	—	—	424	424

Balances as of March 31, 2003	405	484	172	2	2	19	71	(1,760)	(605)
Net loss for the nine-month period ended December 31, 2003	—	—	—	—	—	—	—	(207)	(207)

Balances as of December 31, 2003	405	484	172	2	2	19	71	(1,967)	(812)
Net income for the three-month period ended March 31, 2004	—	—	—	—	—	—	—	15	15

Balances as of March 31, 2004	405	484	172	2	2	19	71	(1,952)	(797)

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments in Telefónica.

The accompanying Notes 1 to 10 and the supplementary statements (Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (2)

Amounts stated in millions of Argentine pesos restated as

described in Note 2.1. to the unconsolidated financial statements

	March 2004	March 2003
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of period	—	—
Cash and cash equivalents at beginning of year	—	3

Decrease in cash and cash equivalents	—	(3)

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net income for the period	15	424

Adjustments to reconcile net income for the period to cash flows from operating activities:
Equity interests in Section 33 LSC companies and in related parties	(9)	(226)
Financial gains and losses (3)	2	(184)
Changes in assets and liabilities:
Other receivables	(2)	11

Net cash provided by operating activities	6	25

Cash flows from financing activities:
Payment of interest	(6)	(28)

Net cash used in financing activities	(6)	(28)

Decrease in cash and cash equivalents	—	(3)

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents. As of December 31, 2002 (cash at the beginning of the year) amounts to 3 million in cash and banks.
(2)	See Note 2.4. to the unconsolidated financial statements.
(3)	Includes those which do not generate cash flows.

The accompanying Notes 1 to 10 and the supplementary statements (Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND COMPARATIVE INFORMATION

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1.

to the unconsolidated financial statements.

1.	BUSINESS OF THE COMPANY

The Company is primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of March 31, 2004, the Company conducts its Telecommunications Business through its 50.0% interest in Cointel (see Note 4.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 6.2.a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the unconsolidated financial statements).

As of March 31, 2004, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 7.2. to the unconsolidated financial statements, TISA’s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA´s wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96%.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i) to the unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.	BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Restatement into constant pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This criteria was accepted under Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with the professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

The Decree No. 1,269/02 of the NEP and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the NEP and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of March 31, 2004 and December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the NEP and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

The effect on the Company’s shareholders’ equity as of March 31, 2004 and net income for the three-month period ended March 31, 2004 of not restating figures until September 30, 2003 is not significant.

The shareholders’ equity as of December 31, 2003 and the income for the fiscal year ended December 31, 2003 would have amounted to 874 million (negative) and to an income of 134 million, respectively.

2.2.	Valuation methods and additional information

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, except for the matter mentioned in Note 2.1. to the unconsolidated financial statements with respect to the figures as of December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Management estimates have been made considering such regulations (among others, see Notes 2.1., 6., 9., 12. and 13. to the consolidated financial statements and 2.5. and 5.c.(ii) to the unconsolidated financial statements). Some of these measures, which directly and indirectly affect the Company’s operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be implemented by the Government and the implementation of those already adopted, as well as the effect of potential modifications resulting from such legal actions, will be considered in the financial statements when they become known by the Company’s Management.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

The principal valuation methods used in the preparation of the financial statements are as follows:

a)	Other receivables and payables (except financial payables)

- In local currency: at nominal value, plus, if applicable, the financial results accrued as of the end of each period/year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that will be generated by such assets and liabilities.

- In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the uses intended by the Company, plus, if applicable, the financial result accrued as of those dates, which do not differ significantly from the measurement at discounted value based on the rate of the transaction. The respective detail is included in Exhibit G. Exchange differences have been charged to income of each period/year (see Note 2.2.g) to the unconsolidated financial statements).

As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of March 31, 2004 and as of December 31, 2003 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

b)	Long-term investments

- Ownership interests in related parties valued by the equity method:

The investment in Cointel as of March 31, 2004 and as of December 31, 2003, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of March 31, 2004 and as of December 31, 2003, respectively, restated as described in Note 2.1. to the unconsolidated financial statements. Consequently, the equity interest in Section 33 - LSC companies and related parties was calculated considering the Company’s equity participation on Cointel’s income for the three-month periods ended March 31, 2004 and 2003, after deducting Cointel’s accrued preferred dividends as of such dates. See Note 2.1.f), g), h) and k) to the consolidated financial statements regarding the recoverability of significant assets related to the booked value for the investment in Cointel as of March 31, 2004.

Additionally, the caption “Investments” includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the caption “Equity interests in Section 33 - LSC companies and related parties”. The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

The analysis of the recoverability of the Company’s net book value of the goodwill related to its investment in Cointel as of March 31, 2004, which amounts to 521 million has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, whether the amount booked of such goodwill as of March 31, 2004 is fully recoverable will depend on the final effect that the outcome of the tariff re-negotiation described in Note 9. to the consolidated financial statements may have on the economic and financial equation of Telefónica and, consequently, of Cointel and the Company (see Note 5.c)ii) to the unconsolidated financial statements).

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this Note.

On the basis of financial information furnished by Atco to the Company, as of March 31, 2004 and as of December 31, 2003, Atco presents negative shareholders’ equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter’s negative shareholders’ equity, the Company valued its investment in Atco by the equity method up to the limit of the committed contributions as of March 31, 2004 and as of December 31, 2003, recording, consequently, its investment in Atco at nil.

Additionally, as of March 31, 2004 and as of December 31, 2003, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 4.c) to the unconsolidated financial statements).

- Other investments valued at cost:

Correspond to one common share of $1 nominal value of Vigil Corp S.A. (“Vigil”), and one common share of $1 nominal value of Temarsa, valued at $1 each. (See Note 4.d) to the unconsolidated financial statements). As of March 31, 2004 and as of December 31, 2003, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated as described in Note 2.1. to the unconsolidated financial statements.

c)	Intangible assets:

Correspond to the issuance costs of Negotiable Obligations, which are being depreciated over the remaining life of the related financial payables (restated as explained in Note 2.1. to the unconsolidated financial statements). As of March 31, 2004, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.2 million, which will be fully depreciated in February 2007. See Note 9. to the unconsolidated financial statements.

d)	Financial payables:

In foreign currency: at nominal value plus interest accrued as of March 31, 2004 and as of December 31, 2003, respectively, payable on the different maturity dates, converted at the exchange rate in effect at the end of each period/year, calculated at the contractual interest rate in effect as of such dates. The respective detail is included in Exhibit G. Exchange differences have been charged to income/(loss) of each period/year.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

e)	Income tax and tax on minimum presumed income

The Company records income tax by applying of the deferred method.

Deferred tax assets result mainly from the temporary differences arising from tax loss carryforwards and the tax treatment given to exchange differences generated by financial payables in foreign currency.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account projected fiscal income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements, the Company’s probability of recovering deferred tax credits was significantly affected. Consequently the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 81 million were computed for tax purposes until December 31, 2003, while the remaining amount will be carried forward and applied for tax purposes in equal amounts until December 31, 2006, accordingly to the related legislation.

For the three-month period ended March 31, 2004, the Company has estimated a tax loss carryforward of approximately 5 million. For the three-month period ended March 31, 2003, the Company had determined the existence of a taxable income of approximately 175 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

Additionally, as of December 31, 2003, the Company had an accumulated income tax loss carryforward of about 1,334 million (467 million at a 35% tax rate), before the inclusion of the tax loss carryforward for the three-month period ended March 31, 2004 mentioned in the above paragraph, that could be applied to offset future income taxes payable as follows:

Available until fiscal year	Tax loss carryforward (in millions of pesos in historical value)
2004	50
2005	125
2007	1,159

	1,334	(1)

(1)	Includes 175 million of specific income tax loss carryforwards from disposing of shares and derivative contracts and 1,159 million of general income tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	March 31, 2004		December 31, 2003
Deferred tax assets
Common income tax loss carryforwards	408	(1)	406
Specific income tax loss carryforwards	61		61
Exchange differences deductible in future periods/fiscal years	39		43

Subtotal deferred tax assets	508	(2)	510	(2)
Allowance for deferred tax assets	(508	)(2)	(510	)(2)

Total net deferred tax assets	—		—

(1)	Includes 2 million corresponding to estimated tax loss carryforwards.
(2)	As of March 31, 2004 and as of December 31, 2003, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant for the Company’s financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

The following is the reconciliation of the income tax as charged to the statement of operations (that has been nil for the three-month periods ended March 31, 2004 and 2003) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	March 31, 2004	March 31, 2003
Net income before tax at statutory income tax rate	5	148
Permanent differences:
Income on equity investments	(7)	(83)
Goodwill depreciation	4	4
Inflation restatement effect	—	(1)
Variation of allowance for deferred tax assets	(2)	(68)

Total income tax	—	—

Additionally, the Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets as of the end of the year, valued according to the tax regulations in effect. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the three-month periods ended March 31, 2004 and 2003, the Company has determined charges for the tax on minimum presumed income of 0.1 million for both periods, which were included in the statement of operations as of each period.

f)	Shareholders’ equity accounts

•	Capital stock: disclosed at nominal value (see Note 7.1. to the unconsolidated financial statements). The adjustment required to restate this account as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to capital stock”.

•	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

•	Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to irrevocable capital contributions”.

•	Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

•	Legal reserve and Unappropriated earnings: they have been restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

g)	Statement of operations accounts

Statement of operations accounts are presented as follows:

•	As of March 31, 2004 and 2003 charges for depreciation of non-monetary assets (intangible assets and issuance cost of Negotiable Obligation) have been stated based on the restated amounts of such assets, as described in Note 2.1. to the unconsolidated financial statements;

•	As of March 31, 2003, those accumulating monetary transactions that have occurred throughout the period have been computed by applying the coefficients corresponding to the month of accrual to the original amounts;

•	As of March 31, 2003 financial income and expense, restated as described in Note 2.1. to the unconsolidated financial statements, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

•	“Equity interests in Section 33 LSC companies and related parties” was calculated according to item b) of this note.

•	Under the caption “Other income relating to equity interests in Section 33 LSC companies and related parties, net” the Company includes the amounts related to TESA Arg.’s agreement described in Note 5.c.(i) to the unconsolidated financial statements, for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

h)	Net earnings per share for the period:

The Company calculates the net earnings per share on the basis of 30,427,328 common shares with a face value of $1 and five votes per share and 374,302,032 common shares with a face value of $1 and with a vote per share.

2.3.	Amounts expressed in millions of Argentine pesos

Until the nine-month period ended September 30, 2002, the Company disclosed the amounts included in the financial statements in Argentine pesos. As from the end of the year ended December 31, 2002, the Company discloses the amounts contained in these financial statements in millions of Argentine pesos.

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

2.4.	Comparative financial statements

According to TR No. 8, the Company’s financial statements as of March 31, 2004 and for the three-month period then ended, have been presented with the following comparative information:

•	Balance sheet: as of December 31, 2003.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

•	Statements of operations, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2003.

The same disclosure criteria has been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

2.5.	Economic Context

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the wage adjustment index (“CVS”) as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the Banco Central de la República Argentina (“BCRA”) will be applied.

b)	the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the NEP to renegotiate agreements (see Note 9. to the consolidated financial statements);

c)	an extension in the National Public Emergency situation until December 31, 2004;

d)	the suspension of the enforcement of Clause 5 of Section 94 (mandatory dissolution from loss of capital due to accumulated losses) and Section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2004; and

e)	suspension of dismissals without just cause as of June 30, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003,

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

3.	BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of March 31, 2004 and as of December 31, 2003 and of the statement of operations for the three-month periods ended March 31, 2004 and 2003 were made up as follows (foreign currency balances are presented in Exhibit G):

3.1.	Other receivables

	March 31, 2004		December 31, 2003
	Current	Noncurrent	Current	Noncurrent
Receivables from Section 33 LSC companies and related parties - TESA Arg. (1)	29	—	27	—
Deferred income tax assets (2)	—	508	—	510
Allowance for other receivables - deferred income tax assets (Exhibit E)	—	(508)	—	(510)

Total	29	—	27	—

(1)	Accruing no interest. See Note 5.c.(i) to the unconsolidated financial statements.
(2)	See Note 2.2.e) to the unconsolidated financial statements.

3.2.	Noncurrent Investments

	March 31, 2004	December 31, 2003
Investment in Cointel – shares (Exhibit C)	408	389
Goodwill – Cointel (1)	521	531

Total	929	920

(1)	See Note 3.3. to the unconsolidated financial statements.

3.3.	Goodwill on investment in Cointel:

	Original value	Depreciation			Net book value
	At beginning/ end of period/year	At beginning of year	For the period/ year	Accumulated at end of period/year
Three-month period ended March 31, 2004	804	273	10	283	521

Year ended December 31, 2003	804	234	39	273	531

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

3.4.	Financial payables

	March 31, 2004				December 31, 2003
	Current		Noncurrent		Current	Noncurrent
Accounts payable to Section 33 LSC companies and related parties - TISA	1,727	(1)	—		1,730	—
Negotiable Obligations	—		22	(2)	—	22
Interest accrued on Negotiable Obligations	—		—		1	—

Total	1,727		22		1,731	22

(1)	With a one-month term maturity, accruing interest at a nominal rate of 10.125% per annum. See Note 5.c.(ii) to the unconsolidated financial statements.
(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 9. to the unconsolidated financial statements.

3.5.	Aging of assets and liabilities as of March 31, 2004:

	Assets	Liabilities
	Other receivables (1)	Financial payables (2)		Accounts payable	Taxes payable	Other payables
Without maturity date:	29	—		—	—	3

Maturing:
Up to three months	—	1,727	(3)	1	2	—
More than two and up to three years	—	22		—	—	—

Subtotal	—	1,749		1	2	—

Total	29	1,749		1	2	3

(1)	Not including deferred tax assets and its related allowance.
(2)	Accrue interests at a weighted average rate of 10.12%.
(3)	Corresponds to loans from Section 33 LSC companies and related parties. See Note 5.c.(ii) to the unconsolidated financial statements.

3.6.	Equity interests in Section 33 LSC companies and related parties - gain (loss)

	Gain (loss)
	March 31, 2004	March 31, 2003
Equity interest - Cointel	19	236
Goodwill depreciation - Cointel	(10)	(10)

	9	226

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

4.	OPERATIONS AND ACTIVITIES OF RELATED PARTIES

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of March 31, 2004, the Company’s interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel’s total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2.a) to the unconsolidated financial statements), and 40.2 million Class “B” shares which represents 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica’s capital stock 64.83%. See Note 4. to the consolidated financial statements.

As of March 31, 2004, Cointel carries accumulated losses amounting to 2,369 million. Consequently, Cointel is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree No. 1,293/03, dated December 23, 2003, extends the suspension of the enforcement of Section 206 of the LSC established by Decree No. 1,269/02 until December 10, 2004. The Company’s Management is continually analyzing Cointel’s financial position and will assess the measures that could be required in the future according to the legal framework in effect.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1 to the unconsolidated financial statements). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1 to the unconsolidated financial statements), related to the book value of such ownership interest as of September 30, 2000. As of March 31, 2004, the Company’s ownership interest in Atco amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) LS4 Radio Continental S.A., a radio station and c) broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

c)	AC

As of March 31, 2004, the Company’s ownership interest in AC amounted to 26.8% and other TESA’s subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of financial information furnished by AC as of March 31, 2004, the Company has maintained its investment in AC valued at nil (see Note 2.2.b) to the unconsolidated financial statements).

d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.2.b) to the unconsolidated financial statements).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 10, 2003. Under this agreement, Vigil and Ambit S.A. were dissolved without liquidation and were merged into Temarsa. As a result of the merger, Temarsa’s capital stock was increased by $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of $1 nominal value each and entitled to one vote per share. Such shares will be exchanged for those held by the shareholders of the two other companies at the following ratio: for each share of Vigil each shareholder will receive 0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder will receive 0.58 shares of Temarsa.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

5.	OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 LSC COMPANIES AND RELATED PARTIES

a)	The transactions made with Section 33 LSC companies and related parties during the three-month periods ended March 31, 2004 and 2003 (restated as described in Note 2.1. to the unconsolidated financial statements in millions of Argentine pesos), are as follows:

	gain (loss)
	Interest expenses			Other income relating to equity interests in Section 33 LSC companies and related parties, net
	March 31,			March 31,
Company	2004	2003		2004		2003
TESA Arg. (1)	—	—		8	(3)	15	(3)
TISA (2)	(44)	(45)		—		—

	(44)	(45	)(4)	8		15	(4)

(1)	See Note 5.c.(i) to the unconsolidated financial statements.
(2)	See Note 5.c.(ii) to the unconsolidated financial statements.
(3)	Net of turnover tax.
(4)	Net of inflation effects.

b)	During the three-month periods ended March 31, 2004 and 2003, the Company did not collect any dividends from its investments in Section 33 LSC companies and related parties.

c)	Additionally to the transactions mentioned in Note 1. to the unconsolidated financial statements, the other related party transactions are the following:

(i)	On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel’s capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel’s common shares that would result in a total shareholding in excess of 50% of Cointel’s capital stock and votes and iii) to provide, at TESA Arg.’s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company’s compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the three-month periods ended March 31, 2004 and 2003, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 8 million and 15 million for such periods, respectively, and were included in “Other income relating to equity interests in Section 33 of the LSC companies and related parties, net “ in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 29 million and 27 million as of March 31, 2004 and as of December 31, 2003, respectively, are included as “Other receivables - Receivables from Section 33 of the LSC companies and related parties - TESA Arg.” in the balance sheets as of March 31, 2004 and as of December 31, 2003, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. The funds loaned by TISA were used to partially repurchase the Company Negotiable obligations (see Note 9. to the unconsolidated financial statements). According to the above mentioned, as of March 31, 2004 the balance of the principal related to TISA’s loan, after the interest capitalization mentioned above, amounted to US$596 million (equivalent to 1,704 million as of March 31, 2004). As of March 31, 2004 the accrued non capitalized interests are US$ 1.3 million (equivalent to 3 million as of March 31, 2004). In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of March 31, 2004, the book value of such loan amount to US$6.9 million (equivalent to 20 million as of March 31, 2004), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering at least the current terms of those loans.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

As of March 31, 2004, the Company’s current assets are lower than current liabilities for an amount of 1,704 million, the latter including approximately 99.7% (1,727 million) of debt owed to the Company’s controlling company.

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2.b) to the unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus if possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for refinancing of its payables. However, owing to the macroeconomic situation, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short-term liabilities will depend on TISA continued refinancing of the loans granted to the Company, or on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts for the Company. Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to assure what the result of such negotiations will be, or consequently, whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

6.	COMMITMENTS AND CONTINGENCIES

6.1.	Distribution of accumulated income restriction:

In accordance with the LSC, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

As of March 31, 2004, the Company carries accumulated losses in the amount of 1,952 million that includes a net income for the three-month period then ended in the amount of 15 million. As provided for by section 71 of LSC, if such net income remained as of the closing year, it would not be distributed until prior-years accumulated losses are absorbed.

6.2.	Other restrictions

a)	Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of March 31, 2004, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the SC) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class “A” shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b)	With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c.(ii) and 9. to the unconsolidated financial statements.

6.3.	Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of March 31, 2004, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

6.4.	Litigation

As of March 31, 2004, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of March 31, 2004.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

7.	CAPITAL STOCK

7.1.	As of March 31, 2004 the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 7.2. of this note, which has been approved by the CNV’s Resolution No. 14,060 and registered in the Public Registry of Commerce on March 31, 2004, was comprised of:

	Subscribed and paid in (historical value)
Common shares, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Capital Stock authorized for public offer	404,729,360	(1)

(1)	Should the situation of negative shareholders’ equity remain unchanged beyond June 30, 2004, the Buenos Aires Stock Exchange will have to solve about the Company’s authorization to make public offering of its shares, according to clause d) of section 42 of quotation regulations of such entity.

As a consequence of the transactions described in Note 1. to the unconsolidated financial statements and section 7.2. of this note, as of March 31, 2004, the principal shareholder of the Company is TISA, which owns 99.96% of the Company’s capital stock.

7.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company’s Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. to the unconsolidated financial statements. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class “B” shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders´ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings. On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company’s Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was filed with the Registry of Commerce.

7.3.	On May 28, 2001, the NEP issued Decree No. 677/01 under which TISA could make a statement of acquisition of residual interests involving all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the statement of acquisition of residual interests, which affected the whole of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare as a preventive measure, the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The CNV understands that the referred injunction prevents the acquisition of the residual interests relating to the shares held by any shareholders other than the one who filed the constitutional protection action. The Company answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. Finally, on March 2004, the Court mentioned above declared the unconstitutionality of articles No. 29 and 30 of Decree 677/01 relating to the acquisition of residual interests, so the delisting process is now discontinued. The Company and TISA have not appealed the Court’s decision.

8.	NEGATIVE SHAREHOLDERS’ EQUITY

As of March 31, 2004, the Company carries accumulated losses amounting to 1,952 million and negative shareholders’ equity amounting to 797 million. Due to such situation, the Company is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. However, Decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003. On December 23, 2003, the NEP issued Decree No. 1,293/03 which extends the suspension established by Decree No. 1,269/02 until December 10, 2004. The Company cannot provide any assurance that, should the situation of negative shareholders’ equity remain unchanged beyond the above mentioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

9.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders´ Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders´ Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 under the US$500 million program, on the following terms:

US$500 million program (1)
Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of March 31, 2004
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid	(2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid	(2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid	(2)

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations for US$500 million as of March 31, 2004, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

After the repurchases and repayments of the Company’s Negotiable Obligations, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 5.c.(ii) to the unconsolidated financial statements).

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10.	ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company’s financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentine GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America (US GAAP).

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT C

1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as

described in Note 2.1. to the unconsolidated financial statements)

	2004						2003
Issuer	Class	Face value	Quantity	Inflation adjusted cost	Value by equity method	Book value	Book Value
NONCURRENT INVESTMENTS (2)
Investments valued by the equity method:

Cointel – shares	Common Class “A”	0.1	2,245,384,140
	Common Class “B”	0.1	407,817,358
		Total investment in Cointel		1,822	408	408	389
Atco – shares	Common	1	82,824,771	255	—	—	—
AC – shares	Common	1	3,600	—	—	—	—

Other investments

Vigil – shares	Common	1	1	—	—	—	—
Temarsa - shares	Common	1	1	—	—	—	—

Total noncurrent investments						408	389

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	See Notes 2.2.b) and 4. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT C

2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

Information on the issuer
Latest financial statements
Issuer	Main business	Date	Common capital stock (2)	Net income	Shareholders’ equity	Total % held of capital
NONCURRENT INVESTMENTS

Cointel	Investments	03-31-04	531	39	862	50.0	%(3)

Financial statements used for valuation by the equity method

Issuer	Year- end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type
NONCURRENT INVESTMENTS

Cointel	12-31	03-31-04	3 months	05-10-04	Limited Review	With observations (4)

(1)	See Note 2.4. to the unconsolidated financial statements.
(2)	Corresponds to face value.
(3)	Over common capital stock. As of March 31, 2004, preferred capital stock (over which the Company has no ownership interest) amounts to 40 million.
(4)	Includes observations related to the uncertainty of the recoverability of the amount booked of certain noncurrent assets as of March 31, 2004, and Cointel’s and Telefónica’s ability to continue as a going concern.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

ALLOWANCES AND RESERVES

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	2004				2003
Account	Balances at beginning of year	Increase for the period/year	Decrease for the period/year	Balances at end of period	Balances at end of year
Deducted from noncurrent assets:
For other receivables - deferred tax assets	510	—	(2)	508	510

Total 2004	510	—	(2)	508

Total 2003	551	—	(41)		510

(1)	See Note 2.4. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003 (1)

FOREIGN CURRENCY LIABILITIES

	2004			2003
Account	Amount in foreign currency (in millions of US$)	Exchange rate	Book amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of pesos)
Current liabilities
Financial payables	604	2.86	1,727	591	1,731
Other payables	1	2.86	3	1	3

Total current liabilities	605		1,730	592	1,734

Noncurrent liabilities
Financial payables	8	2.86	22	8	22

Total noncurrent liabilities	8		22	8	22

Total liabilities	613		1,752	600	1,756

US$: US dollars.

(1)	See Note 2.4. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.

to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550 FOR

THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003 (1)

(stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements)

	Administrative expenses
Account	2004	2003
Fees for professional services and office rental	—	1

Total	—	1

(1)	See Note 2.4. to the unconsolidated financial statements.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant’s Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) for the three-month periods ended March 31, 2004 and 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles adopted by the National Securities Commission (Comisión Nacional de Valores, “CNV”), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Note 2.1. to the Company’s unconsolidated financial statements.

Multiple Holding Company Structure

The Company is primarily engaged, through related companies in the telecommunications business (“Telecommunications Business”) in Argentina.

As of March 31, 2004, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 4.a) to the Company’s unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the Company’s consolidated financial statements and 6.2.a) to the Company’s unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the Company’s unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the Company’s unconsolidated financial statements).

The Company looks to TESA’s global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of March 31, 2004, as a result of several transactions described below in “Agreement between the Company’s Former Principal Shareholders and TESA” and in Note 7.2. to the Company’s unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)’s equity interest in the Company amounts to 99.96%.

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) (“HMTF Affiliates”) and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the “Former Principal Shareholders” and from now on the “Participating Shareholders”) and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company’s capital stock, representing 84.7% of the Company’s total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA’s wholly owned subsidiary, all of TESA’s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the Company’s unconsolidated financial statements, TISA’s equity interest in the Company, increased from 80.9% to 99.96%.

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As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa’s 26.8% ownership interest in Atco, (b) Shosa’s 26.8% ownership interest in AC and (c) Shosa’s 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH Acquisition Co. (“ACH”), and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the Company’s unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c)(i) to the Company’s unconsolidated financial statements.

As of the date of issuance of the accompanying financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the current macroeconomic situation and financial system in Argentina

Following the institutional, political, economic, financial and social crisis of December 2001 which caused the National President Fernando De la Rúa to resign, after a succession of several substitutes the National Congress appointed a transition government headed by Eduardo Duhalde, who handed over power to the current national President, Néstor Kirchner, in May 2003. The presidential elections had taken place on April 27, 2003 and the candidate and former president Carlos Menem had won in the first round with 24% of the votes, followed by Néstor Kirchner with a difference of two points, thus requiring a run-off election. However, Carlos Menem decided to resign to his candidacy before the run-off, and his opponent automatically became winner of the election.

In November 2003 the election process was concluded. This process involved the election of provincial governors, municipal mayors, national legislators (both representatives and senators) and local legislators, who took office on December 10, 2003, and caused the Peronist Party to gain control of 16 out of 24 governorships and the alignment of Corrientes and the City of Buenos Aires. Therefore, the Peronist Party could be featured as hegemonic, as it also has absolute majority in both chambers of the National Congress.

In sum, President Kirchner’s consolidation in power, despite having been elected with only 22% of the votes, cleared the institutional scenario, and his decision to keep Roberto Lavagna as Ministry of Economy has ensured the continuation of the economic policies. In the economic field proper, there is an extremely favorable international scenario combined with enhanced prospects driven by the change of President, the foreign exchange rate stability and increased economic activity.

The high international prices of commodities boosted on the positive effect of the high exchange rate on agricultural producers, in a period with record-high crops. In addition to contributing to economic growth, this led to a significant supply of foreign currency that resulted in a decrease in the exchange rate during the past year and the course of this year (from $3.37 per US dollar in December 2002 to $2.86 per US dollar in March 2004). In view of the strong inflow of foreign currency and the lower demand due to the better prospects, the BCRA recurrently intervened in the market to maintain the exchange rate from $2.80 to $3.00 per US dollar, a level that continued favoring import substitution and exports. By doing so, the BCRA also manages to recompose its level of Reserves, finishing 2003 with an increase greater than US$4,000 million. Based on the stability of the exchange rate and the increase in internal demand, the Gross Domestic Product (“GDP”) grew in excess of 8.7% during 2003, establishing a threshold of 4.5% in the economic expansion expected for 2004.

Although the increase in activity in early 2003 was focused on the construction, industry and agriculture sector, as the year progressed it expanded to the rest of the sectors. Since October 2003 all sectors have grown in comparison to 2002. The recovery in the activity levels was reflected in tax collections, added to the positive effect already experienced in withholding amounts and the rest of distorsive taxes. Therefore, despite the increase in expenditures the National Government ended the year with a primary surplus of 2.3% of the GDP, which exceeded the target set in the agreement entered into with the International Monetary Fund (“IMF”).

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The effects of the increase in activity levels and better prospects was also reflected in the financial sector. The Merval is around 1,200 points, accumulating an expansion of about 12% in 2004. In addition to the economical growth forecasts, the low international and domestic interest rate was also a critical importance in the evolution of the stock market. On the other hand, although deposits made by the private sector have recovered from their previous very low levels, they are currently undergoing a stage of indetermination given the prospects of the actual interest rates with a negative sign in the light of the inflationary expectations in prices for the next twelve months. Liquidity in the economy measured as a percentage of the GDP is near the average levels prevailing during the convertibility period.

In this context, the lower exchange rate and the freeze on tariff rates caused prices to change slightly during 2003: At retail levels, the inflation rate stood close to 3.7%, while at wholesale levels inflation stood close to 2.0%, however, during 2004, retail and wholesales prices accumulate an increase of 1.1% and 1.6%, respectively.

These improvements in the economy, which occurred mainly after the May elections, still need to be supported by substantive solutions to the numerous yet unsolved problems derived from the disorderly exit from the convertibility system.

Certain adverse events also took place concurrently with the positive events mentioned above which also require the government’s attention as they could, inter alia, hold back economic performance in the medium term, namely: (i) a strong increase in the money supply for maintaining the exchange rate; (ii) the economy continues operating with cash, due to the shortage of credit; (iii) the relationship between the price of durable goods and real property and the low salaries continues hampering the demand for credit; (iv) the growth in exports is mainly price-driven and focused on commodities, in particular in crops and oil sub-products; industrial exports do not react despite the high real exchange rate.

The following issues are still pending solution : (i) the restructuring of the public debt in default; (ii) the restructuring of the financial system; (iii) the elimination of the prohibition to carry out judicial foreclosures; (iv) the renegotiation of utility contracts and adjustment of rates; (v) the double severance payment in case of dismissal; and (vi) the reinstatement of a set of “rules of play” that allows to regain the investors’ confidence.

Forecasts on the exchange rate show a relative stability of the Peso against the US Dollar as compared to current levels. The supply of foreign currency due to trade surplus and the inflow and repatriation of capitals will continue to compensate the weak private demand in the exchange market and residual capital outflow, with the market being balanced by the strong intervention of the BCRA and the BNA by purchasing the excess of US dollars. Real interest rates are expected to continue at low levels awaiting an acceleration in private lendings.

A further recovery in economic activity is expected for 2004, as a consequence of the greater confidence of market players and a gradual improvement in the business environment. Inflation rate would remain under control, although further increases in private salaries and potential adjustments in utility rates are anticipated for the next quarters. Therefore pass-through levels (the transfer from the devaluation rate to the inflation rate) could continue to increase, as a positive inflation rate is expected. Social and employment problems are expected to remain at high levels, but will gradually slow down as the economy continues to expand.

TAX MATTERS:

The National Congress and the National Executive Power (“NEP”) (by delegated faculties) passed a tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Income Tax

The NEP issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the Administración Federal de Ingresos Públicos (“AFIP”) for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the NEP introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

5

Pursuant to General Resolution No. 1,457/02, the AFIP established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $1,500.

Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a consideration that the above changes shall not have a significant impact on Telefónica.

Value Added Tax

The National Congress recently passed a tax reform law in connection with Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of telecommunication services to persons under the Simplified Scheme will be subjected to the 21% general rate instead of the differential 27% rate currently applicable, but invoicing of the tax increase is eliminated. The law is currently being reviewed by the NEP.

Social security contributions

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1,387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $ 6,000 with respect to contributions accrued until September 30, 2004; to $ 8,000 from October 1, 2004 to March 31, 2005; to $ 10,000 from April 1, 2004 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

Buenos Aires Province turnover tax

Tax legislation for 2003 increased the tax rate from 4.55% to 4.60%.

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s management to make estimates. Ultimate results could differ from those estimated if the Company’s estimates used in those estimates do not actually occur.

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s critical accounting policies. The Company’s accounting policies are more fully described in Note 2. to the Company’s unconsolidated financial statements and in Notes 2., 12. and 13. to the Company’s consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

•	the recoverability of the goodwill generated by the Company’s investment in Cointel, based on the Company’s and Telefónica’s management’s current estimates of future cash flows (see Note 2.2.b) to the Company’s unconsolidated financial statements);

6

•	the depreciable lives for each category of fixed assets. The Company and Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make estimations about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimations could be material to its financial position, as well as to its results of operations. Management’s estimations about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist. Generally accepted accounting principles in Argentine require that the recorded value of assets be evaluated for impairment against its recoverable value which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company, Cointel and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows is expected to obtain from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flows method for tariff projections according to generally accepted accounting principles in Argentina. The Company, Cointel and Telefónica believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires management to make estimations about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica Management’s estimations about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff re-negotiation.

In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the estimations of tariff increases and other industry and macroeconomic factors.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the participation of the Company in the recorded amount of Telefónica’s fixed assets as of March 31, 2004 of 2,298 million (amount calculated considering the Company’s indirect ownership interest in Telefónica) is fully recoverable, will depend on the effect that the final outcome of the tariff re-negotiation described in Note 9. to the Company’s consolidated financial statements may have on Telefónica’s economic and financial equation.

•	the creation of reserves for contingencies in Telefónica assessed as likely by its management, based on its estimates and the opinion of legal counsel (see Note 10. to the Company’s consolidated financial statements with respect to unreserved contingencies);

•	the Company’s, Cointel’s and Telefónica’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel’s and Telefónica’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s, Cointel’s and Telefónica’s management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, considering the variables which affect the future fiscal income including the uncertainty related to the final effect of the outcome of the tariff renegotiation (see Note 9. to the Company’s consolidated financial statements), the Company, Cointel and Telefónica have established an allowance against its net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income;

7

•	the creation of allowances in Telefónica, amounting to 227 million pesos set up mainly to cover doubtful accounts based on Telefónica’s estimations regarding the terms and conditions of their potential future collection; and

•	Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of government in Argentina (federal, provincial and municipal governments and governmental agencies) that they will be honored (giving effect to timing of payment) either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. Telefónica’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, currently in default, because its recoverability is not currently guaranteed by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. Telefónica’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see Note 13. to the Company’s consolidated financial statements).

The preparation of financial statements in conformity with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the Company’s financial statements and the reported amounts of revenues and expenses during the period being reported. Final results may differ from those estimated by the Company’s Management. See Notes 2.1., 2.5., 4., 9., 12. and 13. to the Company’s consolidated financial statements.

Among other issues, the financial statements include the effects derived from economic and exchange regulations known as of the date of issuance of such them. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Argentine Government may undertake in the future will be reported in the financial statements as Management becomes aware of them.

Comparison of the Company’s Results of Operations for the three-month periods ended March 31, 2004 and 2003 (Figures stated in millions of Argentine pesos and restated as described in Note 2.1 to the Company’s unconsolidated financial statements)

All references made below to 2004 and 2003 are to the three-month periods ended March 31, 2004 and 2003, respectively.

	2004	2003
Equity interests in Section 33 - Law 19,550 companies and related parties	9	226
Other income relating to Section 33 - Law 19,550 companies and related parties, net	8	15
Administrative expenses	—	(1)
Financial gains and losses	(2)	184

Net income for the period	15	424

Equity Interests in Section 33 - Law 19,550 companies and related parties

The Company’s equity interests in related parties decreased to a gain of 9 million in 2004 from a gain of 226 million in 2003. Such results reflect a gain of 19 million in 2004 and a gain of 236 million in 2003, attributable to the Telecommunications Business (see Note 2.2.b) to the Company’s unconsolidated financial statements) and include losses of 10 million in 2004 and 2003, related to the depreciation of the goodwill on its investment in Cointel.

The variation in the Company’s equity in earnings of ownership interests in related parties attributable to the Telecommunications Business to a gain of 19 million in 2004 from a gain of 236 million in 2003, was due principally to the changes in Cointel’s and Telefónica’s results for such periods. (See Telecommunications Business and Evolution of the Current Economic Situation in Argentina).

8

Other income relating to Section 33 Law 19,550 companies and related parties, net

Other income relating to Section 33 Law 19,550 companies and related parties decreased by 7 million in 2004 as compared to 2003. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”) (see Note 5.c)(i) to the Company’s unconsolidated financial statements.

Administrative Expenses

Administrative expenses include: (i) legal and auditors’ fees, (ii) tax on bank checking account transactions, (iii) miscellaneous administrative expenses. Administrative expenses decreased 1 million in 2004 as compared to 2003.

Financial gains and losses

The Company’s financial gains and losses, net, amounted to a loss of 2 million in 2004 and a gain of 184 million in 2003.

The variation in 2004 as compared to 2003 was principally due to: (i) a variation of 186 million in financial and holding losses generated by liabilities to a loss of 2 million in 2004 from a gain of 184 million in 2003 due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which amounted to a gain of 43 million in 2004 and a gain of 229 million in 2003. During 2004 and 2003 interest and financial charges on liabilities stood in 45 million for both periods.

Net income for the period

As a result of the factors described above, the Company had a net gain of 15 million in 2004 and of 424 million in 2003.

Company’s Liquidity and Capital Resources

As of March 31, 2004, the Company’s total liabilities amount to 1,755 million, which consist of 22 million in Negotiable Obligations (including interests accrued as of that date), 1,727 million of payables to Section 33 - Law 19,550 companies and related parties and 6 million in tax liabilities, other payables and short-term accounts payable.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets, and different kind of borrowings.

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2003 and 2002 or during the three-month period ended March 31, 2004. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2003 and 2002 or during the three-month period ended March 31, 2004.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in Note 5.c)(i) to the Company’s unconsolidated financial statements. During 2004 and 2003, the Company collected 8 million and 28 million, respectively.

The Company uses its funds mainly to pay interest on its debt. During 2004 and 2003 the Company did not pay dividends.

As of March 31, 2004, the balance of the principal related to TISA´s mentioned loan, after the interest capitalization mentioned before, amounted to US$596 million (equivalent to 1,704 million as of March 31, 2004). As of March 31, 2004 the accrued non capitalized interests amount to US$1.3 million (equivalent to 3 million as of March 31, 2004). In obtaining the above-mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under

9

the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of March 31, 2004, the book value of such loan amount to US$6.9 million (equivalent to 20 million as of March 31, 2004), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, until such date, an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of the accompanying financial statements, covering at least the current terms of those loans.

As of March 31, 2004, the Company’s current assets are lower than current liabilities for an amount of 1,704 million, these last including approximately 99.7% (1,727 million) of debt owed to the Company’s controlling company.

Additionally, the Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company’s own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2.b) to the Company’s unconsolidated financial statements.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short-term debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for refinancing of its payables. However, owing to the macroeconomic situation, as of the date of issuance of the accompanying financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility or not of arranging a long-term refinancing of the current loans of its controlled company TISA with the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short-term liabilities will depend on TISA continued refinancing of the loans granted to the Company, or on the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts. Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable.

Although the Company will continue to make its best effort to obtain such financing, as of the date of issuance of accompanying financial statements, it is not possible to ensure what the result of such negotiations will be, and consequently, it is not possible to ensure whether the Company will be able to settle its current liabilities in the normal course of business or maintain its normal operations.

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Telecommunications Business

Comparison of Cointel’s Unconsolidated Results of Operations for the three-month periods ended March 31, 2004 and 2003 (Figures stated in million of Argentine pesos restated as described in Note 2.1. to the Company’s unconsolidated financial statements).

As of March 31, 2004, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel’s total votes.

All references made below to 2004 and 2003 are to the three-month periods ended March 31, 2004 and 2003.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2004 and 2003. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2004	2003
Income on equity investment in Telefónica	45	361
Financial gains and losses, net	(6)	112

Net income for the period	39	473

Income on equity investment in Telefónica

Income on equity investment in Telefónica decreased to a gain of 45 million in 2004 from a gain of 361 million in 2003. This decrease was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica’s Consolidated Results of Operations for the three-month periods ended March 31, 2004 and 2003”). Income on equity investment in Telefónica includes a loss of 6 million in 2004 and 2003 related to the depreciation of the goodwill on Cointel’s investment in Telefónica.

Financial Gains and Losses, net

Financial Gains and Losses, net amounted to a loss of 6 million in 2004 and a gain of 112 million in 2003, representing an increase in the loss of 118 million. This decrease was due to (i) the impact of the appreciation of the peso on the net monetary position in foreign currency, which amounted to a gain of 27 million in 2004 and a gain of 142 million in 2003, and (ii) an increase of interest charge that amounted to a loss of 33 million in 2004 and of 30 million in 2003.

Net Income for the period

As a result of the factors described above, Cointel had a gain of 39 million in 2004 and of 473 million in 2003.

Comparison of Telefónica’s Consolidated Results of Operations for the three-month period ended March 31, 2004 and 2003 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the Company’s unconsolidated financial statements).

As of March 31, 2004, the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock, consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83%.

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All references made below to 2004 and 2003 are to the three-month periods ended March 31, 2004 and 2003, respectively.

	2004	2003
Net revenues	704	611
Cost of services provided	(466)	(480)
Administrative expenses	(84)	(92)
Selling expenses	(47)	(43)
Loss on equity investments	—	(1)
Financial Income/(Loss) and holding income/(loss), net	(22)	591
Other expenses, net	(8)	(22)

Net income for the period	77	564

EBITDA (1)	402	319

Lines installed (in thousands)	4,574	4,562
Lines in service (in thousands)	4,213	4,196
Lines in service per 100 inhabitants	24.4	24.6
Lines in service per employee	484.7	476.4

(1)	EBITDA is defined as operating income/(loss) plus depreciation.

Telecommunication Rate Regulation

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the Secretary of Communications established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

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Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The NEP shall be responsible for submitting the renegotiation proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the NEP shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or State events or decisions that may significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including events and decisions of the Argentine Government such as a freeze on tariffs or price controls as well as procedures to be followed to collect such compensation.

Telefónica has met the disclosure requirements imposed by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, no assurances can be given that the Argentine Government will share Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. There is a possibility that as time goes by such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in relation to any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future tariffs evolve at a pace that do not allow for the reestablishment of the economic and financial equation that the List of Conditions and the Transfer Contract seek to preserve, such tariff regime would have an adverse impact on Telefónica’s financial condition and future results. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

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Net Revenues

Net revenues increased by 15.2% to 704 million in 2004 from 611 million in 2003.

The increase in revenues was principally due to an increase in the consumption of sundry services, an increase in the plant and the price renegotiation with other operators of telecommunication services.

The following table shows operating revenues in millions of pesos by category of services for the three month-periods ended March 31, 2004 and 2003 restated as described in Note 2.1. to the Company’s unconsolidated financial statements.

	2004	2003
	(in million of Argentine pesos)
Basic telephone service
Measured service	198	183
Monthly basic charges (1)	175	158
Special services	103	88
Installation charges	9	6
Public phones	53	49
Access charges	79	47
International long-distance service	36	29
Direct lines	20	22
Other	31	29

Total	704	611

(1)	Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “fees and payment for services”).

Measured service increased in 15 million by 8.2% to 198 million in 2004 from 183 million in 2003 The variation was mainly due to a 3% increase in the total average number of billable lines and an approximately 9% increase in average local and domestic long distance consumption by line; these increases were partially offset by an approximately 29% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

Monthly basic charges increased by 10.8% to 175 million in 2004 from 158 million in 2003. The variation was mainly due to : (i) a reduction in the average number of disconnected lines which generates an increase in basic charges of approximately 8 million; (ii) an increase in the average number of billable lines which generates charges for approximately 4 million and (iii) an increase in income generated by supplementary services in an amount of 6 million mainly due to an approximately 7% increase in the lines in service.

Special services increased by 17% to 103 million in 2004 from 88 million in 2003. The variation was mainly due to: (i) an approximately 4 million (or 34%) increase in Internet access and traffic, mainly due to a rise in consumption; (ii) an 8 million increase mainly due to the rise in the number of ADSL users, which grew by approximately 121%, partially offset by (iii) a decrease in the income derived from DTA (Digital Trunk Access) in an amount of 2 million, due to an increase in discounts calculated on basic and measured charges of these services.

Revenues from installation charges increased by 50% to 9 million in 2004 from 6 million in 2003. The variation was mainly due to a 71% increase in line connections, partially offset by a drop in the average price per connection.

Revenues from public phones increased in 4 million by 8.2% to 53 million in 2004 from 49 million in 2003. The variation was due to an 8.8% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned pone booths.

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Access charges revenues as of March 31, 2004 and 2003, amounted to 79 million and 47 million, respectively, representing an increase of 68.1% (32 million). This variation was due to an average increase in interconnection traffic of approximately 14% and to the re-negotiated prices with providers based mainly on the CER.

Revenues from Direct Lines were 20 million in 2004, a 9.1% decrease as compared to 22 million in 2003. This variation was mainly due to a 6% decrease in the average prices collected which depend on the transmission capacity and the distance between lines and to the number of digital direct lines installed.

International long-distance service revenues increased by 24.1% to 36 million in 2004 from 29 million in 2003. This variation was mainly due to a: (i) an 11% increase in customers’ outgoing traffic; (ii) an increase in incoming traffic with international carriers both partially offset by decrease in tariff to customers and accounting rates.

Other income increased to 31 million in 2004, from 29 million in 2003 which represents an increase of 6.9%. This variation was mainly due to an increase in invoicing and collecting services, net capacity and other services

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 2.9% to 597 million in 2004 from 615 million in 2003.

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2004 and 2003 (net of intercompany eliminations), in million pesos restated as described in Note 2.1 to the Company’s unconsolidated financial statements.

	2004	2003
	(in million of Argentine pesos)
Salaries, social security taxes	89	84
Depreciation of fixed and intangible assets (1)	295	323
Fees and payments for services	130	108
Material consumption and other expenses	15	13
Allowance for doubtful accounts	—	12
Sales cost (2)	1	1
Management fee	16	31
Other	51	43

Total	597	615

(1)	Excluding the portion corresponding to financial expenses.
(2)	Net amount of capitalizations in relation to directory publishing for 3 million and 2 million in 2004 and 2003, respectively.

The main variations of operating cost refer to:

Salaries and social security taxes increased by 6% (5 million) to 89 million in 2004, from 84 million in 2003. The variation was mainly due to salary raises granted to the employees after March 2003, slightly offset by a decrease in Telefónica’s average headcount, to 8,714 in 2004 from 8,903 in 2003.

The productivity index, measured as lines in service by employee grew from 476.4 in 2003 to 484.7 in 2004, which represents approximately a 1.8% increase.

Total depreciation and amortization presented a decrease to 295 million in 2004, from 323 million in 2003. The decrease was mainly due to assets that were no longer depreciated during the years compared mainly by transmission, switching and radio equipments, partly offset by the depreciation generated by investments as a consequence of increased activity and investments during the second half of 2003.

Fees and service charges increased by 20.4% (22 million) to 130 million in 2004 from 108 million in 2003. In relation to the above mentioned variation, the following increases should be highlighted: (i) fees for technical services and IT for 4 million due to increases in hardware and software maintenance; (ii) commissions on sales for 3 million as a result of the increases in sales by points of sales and external personnel; (iii) charges for interconnection with other operators for 14 million as a result of the price renegotiation, which as of March 2003 were still underway, and an increase in consumption; (iv) advertising expenses in an amount of 2 million due to an increase in mass media advertisements and telemarketing campaigns; (v) security, communication and traveling expenses in an amount of 2 million; these increases were partially offset by: (i) a decrease in network maintenance expenses in the amount of 1 million; (ii) charges to access to the Northern area for 1 million and (iii) approximately 3 million expenses for building maintenance and refurbishing.

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Costs for material consumption of materials and other supplies increased from 13 million in 2003 to 15 million in 2004, which represents a 15.4% increase. The main reason of the variation has been an increase in the materials used as a consequence of the increase in the number of lines in service and additional work carried out in the external plant.

The change in the charge of income for the allowance for doubtful accounts can be summarized as follows: (i) in 2004 the allowance for doubtful accounts was of 16 million, as compared to 12 million in 2003, represents a 33% increase; and (ii) a total recovery of 16 million was recorded in 2004, of which 7 million relate to collection of past-due customers who had been written off. These recoveries resulted from the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new recoverability plans implemented by Telefónica.

Sales costs, net of capitalizations in relation to directory publishing, stood at 1 million in 2004 and 2003. The charge to income for cost of sale of equipment, telephone accessories and other supplies increased by 2 million or 100%, to 4 million in 2004 as compared to 2 million in 2003. This variation mainly results from the increase in ADSL modems sold by 1 million and other inventories of 1 million.

The charge to income for management fees dropped from 31 million in 2003 to 16 million in 2004, representing a 48.4% reduction. This is mainly due to a drop in the percentage applicable to determine the obligation (from 9% to 4%) since May 2003 as described in Note 5.c)(i) to the Company’s unconsolidated financial statements, partially offset by a 23% increase in the income considered for fee calculation.

The charge to income of other operating costs increased from 43 million in 2003 to 51 million in 2004, representing an 18.6% increase. The variation was mainly due to a 9 million increase in taxes and in taxes on bank debits and credits derived from a rise in banking transactions.

Other Expenses, Net

Other expenses, net decreased from 22 million in 2003 to 8 million in 2004, representing a 63.6% decrease. This variation was mainly due to a drop in the charges for Accrual for contingencies and in employee terminations.

Financial Gains and Losses

In 2004 and 2003 interest capitalized totaled 1 million in each three-month period (see note 2.1.g) to the Company’s consolidated financial statements). For the first three-month periods of 2004 and 2003, net financial gains and losses amounted to a loss of 22 million and a gain of 591 million, respectively, representing a decrease in such charges of 613 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that amounted to a gain of 95 million in 2004 to a gain of 708 million in 2003, which represents a variation of 613 million between both periods. In addition, interest charges, financial charges and financial readjustments, decreased by 13 million, to a loss of 106 million in 2004 from a loss of 119 million in 2003, mainly due to a decrease in the average exchange rate in this period, a decrease in financial payables and of the interest rate applied to the debt of Telefónica with its indirect controlling company (TISA).

Net income for the period

Net income decreased from a gain of 564 million in 2003 to a gain of 77 million in 2004, mainly due to the variation of financial charges produced by exchange differences.

MAIN SHAREHOLDERS

As of March 31, 2004 the Company’s main shareholder is TISA, with a 99.96% of the total capital stock. See Agreement between the Company’s Former Principal Shareholders and TESA and Note 7.2 to the Company’s unconsolidated financial statements as of March 31, 2004.

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PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the renegotiation of the public debt, the unemployment rate and the freeze on public utility contracts, which raise uncertainties regarding the development of the economic and political context.

During 2003 and as of March 31, 2004 the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns, mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company, Cointel and Telefónica have the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme for Telefónica;

•	achieving a predictable regulatory framework that enables it to develop their business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating Telefónica as a comprehensive supplier for corporate customers;

•	capturing the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging Telefónica’s conversion into a customer-focused organization; and

•	improving Telefónica’s external and internal image.

The situation in Argentina remains volatile. Although there were macroeconomic improvements in Argentina from the second semester of 2003 and as of March 31, 2004, including a deceleration of the inflation in the wholesale price index and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002, Telefónica continues to operate in a very difficult and volatile environment. In particular, the Company, Cointel and Telefónica expect that the following circumstances may have a material effect on the results of its operations in future years:

•	the outcome of the renegotiations of tariffs with the Argentine Government;

•	the uncertainty generated by the Company’s, Cointel’s and Telefónica’s need to roll over their current liabilities and to continue obtaining waivers from their creditors;

•	how the Government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s, Cointel’s and Telefónica’s results of operations are very sensitive to changes in the peso/dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially most of its liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s, Cointel’s and Telefónica’s operations and their financial position. The Company, Cointel and Telefónica cannot assure that other laws that negatively affect their operations will not be introduced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA HOLDING DE ARGENTINA S.A.

By:	/s/ Cecilia Maestri
Name:	Cecilia Maestri
Title:	Power of Attorney

Date: June 2, 2004